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www.egsllp.com

VIA EDGAR

June 10, 2016

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Transportation and Leisure

100 F Street, N.E.

Mail Stop 3561

Washington, D.C. 20549

Attn: Anne Nguyen Parker, Assistant Director

RE:	NewsBeat Social, Inc.

Offering Statement on Form 1-A

Filed March 3, 2016

File No. 024-10529

Dear Ms. Parker:

On behalf of NewsBeat Social, Inc. (the “Company”), we hereby respond to the letter dated March 29, 2016 from you to Mr. Stanley W. Fields, Chief Executive Officer of the Company, setting forth the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in respect of the Company’s Offering Statement on Form 1-A filed March 3, 2016 (the “Original Submission”). A marked version of Amendment No. 1 to the Original Submission (the “Amended Submission”), reflecting all changes to the Original Submission, is being filed publicly with the Commission contemporaneously with the submission of this letter. For your convenience, we have recited the Staff’s comments in italicized and bold type, below, and have followed each comment with the Company’s response.

General

1.	We note that you have indicated in Part I that you used solicitation of interest communications in connection with the proposed offering. Please file such “testing the water” materials as exhibits or advise.

The Company began testing the waters for its offering following the filing of its Original Submission. It has filed its testing-the-waters materials as Exhibit 13 to the Amended Submission.

2.	We note reference to third party information throughout the prospectus, including, but not limited to, references to information from McKinsey, IBIS and Pew. Please provide us with marked copies of any materials that support third-party statements, clearly cross-referencing a statement with the underlying factual support. Additionally, please tell us if any reports were commissioned by you for use in connection with this offering statement and, if so, please file the consent as an exhibit.

Anne Nguyen Parker, Assistant Director
U.S. Securities and Exchange Commission
June 10, 2016

Page 2 of 72

In response, the Company has attached, as Exhibit A to this letter, selected pages of the Amended Submission, marked with cross-references from the statements made therein that rely on third-party information, to the underlying third-party information, selected pages of which comprise the remainder of Exhibit A. The Company did not commission any industry or market reports for use in connection with the offering statement.

3.	Please provide us with objective support for your assertions throughout your offering circular regarding the number of views and users your news videos have garnered, the size of your audience, and the engagement rate on Facebook. For example, provide a basis for the statement “From December 2014 to December 2015, the size of our Facebook audience (i.e., the number of discrete individual user accounts given the opportunity to watch our news reports) increased 64%, to approximately 59 million a month.” To the extent you do not have independent support for these statements, please disclose the bases for your belief in the statements.

The Company bases its assertions with regard to Facebook views, user accounts, engagement rates and other data on the information provided to the Company by Facebook through Facebook’s Business Manager portal. The Business Manager portal provides every business or other person with a Facebook page the data that Facebook collects on the reach, viewership and performance of that business or other person on Facebook. The Company has added to the offering statement screen shots from its Facebook Business Manager pages showing the Company’s daily unique reach on Facebook during each of December 2014 and December 2015. See the Amended Submission at pages 60, 61 and 62. The Company’s monthly unique reach on Facebook is not illustrated by Facebook in a similarly reader-friendly manner, but is instead reported in the form of spreadsheet information from which the Company can derive its monthly unique reach numbers. The Company has attached, as Exhibit B to this letter, pages from the spreadsheet information from which the Company derived its December 2014 monthly unique reach number (35.7 million) and its December 2015 monthly unique reach number (59.5 million). Facebook provides the information in the form of a day-to-day, rolling, 28-day unique reach lookback. The Company takes that number for the 30th day of each month as its unique reach for that month.

Part II

Offering Circular

Cover Page

4.	Please identify which disclosure format is being followed. See subparagraph (a)(1) of Part II of Form 1-A. In addition, please be sure to include all required information, such as your complete mailing address and telephone number.

In response, the Company has disclosed on the outside front cover page of the preliminary offering circular that it is following the disclosure format of Part 1 of Form S-1. It has included all information required by that disclosure format in the Amended Submission. See, e.g., page 7 of the Amended Submission for the Company’s complete mailing address and telephone number.

Anne Nguyen Parker, Assistant Director
U.S. Securities and Exchange Commission
June 10, 2016

Page 3 of 72

5.	Please explain whether Fund America Securities will be engaged as a broker dealer for the offering. If so, please separately disclose in footnote 2 the amount of any fees that you expect to pay to Fund America, and confirm that your references to proceeds elsewhere in your offering circular reflect such fee payments.

In response, the Company confirms that FundAmerica Securities, LLC (“FundAmerica”) has not and will not be engaged by the Company as a broker-dealer or underwriter in the offering. FundAmerica has been engaged by WR Hambrecht + Co, the Underwriter in the offering, to provide certain technology services to the Underwriter in order to facilitate the payment of funds in the offering. The compensation arrangement between the Underwriter and FundAmerica in respect of such services is disclosed in the Amended Submission on page 33 under “Underwriting – Technology and Escrow Services.”

In addition, FundAmerica has been engaged by the Company to serve as the escrow agent in the offering and will enter into an escrow agreement with the Company. The compensation arrangement between the Company and FundAmerica in respect of such services is disclosed in the Amended Submission in the second paragraph of the outside front cover of the preliminary offering circular and on page 34 under “Underwriting – Technology and Escrow Services”. Such escrow fees (up to a maximum of $55,900) are included in the Company’s total estimated offering expenses as disclosed in the Amended Submission in footnote 2 on the cover page and elsewhere in the Amended Submission, including on page 26 under “Use of Proceeds”. Such escrow fees are not material when compared to the total estimated offering expenses to be incurred by the Company. For the foregoing reasons, the Company does not believe that any additional and separate disclosures regarding FundAmerica’s fees are warranted.

Summary, page 4

Our Business, page 4

Overview, page 4

6.	Please clarify in the first paragraph of this section how the number of views and viewers correlate to revenue for the company, if at all.

In response, the Company has added a new second paragraph to this section, at page 4 of the Amended Submission, and to the section entitled “Our Business – Overview”, at page 50 of the Amended Submission.

Coverage, page 6

7.	You disclose that you gather and distribute a high volume of news each day at a low cost. Please explain in this section how this occurs. If you are reliant on third party sources for content, state that in the disclosure. Also, please explain how many of your employees are journalists or reporters, and how many work in each of your locations. Here or in the Workflow section on page 50, please disclose the reasons that you are able to “deliver over fifty news reports per month for every full-time equivalent newsroom employee, for less than $100 per report.” If direct reporting is not a significant part of your business because you are essentially packaging existing reports for delivery on your platform, please clarify that in the disclosure.

Anne Nguyen Parker, Assistant Director
U.S. Securities and Exchange Commission
June 10, 2016

Page 4 of 72

In response, the Company has revised its disclosure in the Summary section inside the Cost Structure bullet, at page 4; in the Summary section under the Coverage subheading, at page 6; in the Our Business section inside the Cost Structure bullet, at page 50; in the Our Business – Our Solution section under the Coverage subheading, at page 54; and in the Our Business – Our Operations and Expansion – Organization section, at page 55.

Risk Factors, page 10

8.	We note your disclosure that you currently have no access to bank credit and that your current cash on hand will fund your operations through June 30, 2016. If you believe that it would be difficult for the company to gain access to credit, include a risk factor addressing that risk.

In response, the Company has revised its risk factor disclosure. See the Amended Submission at page 13.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 21

Plan of Operations, page 36

9.	We note your disclosure that your news gathering and distribution offers a disruptive alternative to the model followed by most of the global news industry. Please tell us how you generate content, whether you are to some degree reliant on the existing global news industry for global reporting, and what the cost of replacing content from third party sources with company generated content would be. Expand your disclosure to explain how you gather international news, given that three of your four locations are in the United States. Clarify how you will use “remote bureaus and global operations,” and if such bureaus and operations are not currently part of the company, amend your disclosure to explain this statement.

In response, the Company has clarified how it gathers and distributes news from around the world, in the Summary section inside the Cost Structure bullet, at page 4; in the Summary section under the Coverage subheading, at page 6; in the Our Business section inside the Cost Structure bullet, at page 50; and in the Our Business – Our Solution section under the Coverage subheading, at page 54. In addition, the Company has disclosed its plans for an “on-demand” model for news gathering, which would operate, as conceived, on an international basis. See the Amended Submission at pages 62-63, under the sub-heading “An on-demand model for news gathering”. Moreover, as the Company has disclosed in the Amended Submission on page 71, under the sub-heading “Subscriptions: Syndication”. the Company it expects to syndicate its news reports on other businesses’ websites. The Company expects that at least some of these businesses will be print and other journalism businesses (many of which have historically found it difficult to produce their own video content at affordable prices), and the Company believes that, with such businesses, it may be able to partner to generate news reports as well as ad and other revenues. Finally, we have revised the disclosure that formerly referred to “remote” bureaus and “global” operations; see the Amended Submission at page 58, under the sub-heading “Keep News Gathering Costs Low”.

Anne Nguyen Parker, Assistant Director
U.S. Securities and Exchange Commission
June 10, 2016

Page 5 of 72

10.	Please provide the expected timeline for your proposed activities.

In response, the Company has revised its disclosure to address the expected timing of its proposed activities. See the Amended Submission at pages 62, 63, 68, 70, 71 and 72.

Exhibits

11.	Please be sure to file all required exhibits, such as the subscription agreement.

In response, the Company has filed with the Amended Submission all required exhibits that are currently ready for filing.

* * * * *

In addition to the foregoing, on behalf of the Company, we acknowledge that:

•	should the Commission or the Staff, acting pursuant to delegated authority, qualify the filing, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in qualifying the filing, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert Staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We thank the Staff in advance for its consideration of the foregoing. Should you have any questions relating to the foregoing, please do not hesitate to contact me at any time at (646) 895-7112 (direct), (212) 370-1300 (reception), or (917) 882-2727 (mobile), or at my email address, rbaumann@egsllp.com.

Very truly yours,

/s/ Richard Baumann
Richard Baumann

cc:	Julie Griffith, U.S. Securities and Exchange Commission

Stanley W. Fields, NewsBeat Social, Inc.

Anne Nguyen Parker, Assistant Director
U.S. Securities and Exchange Commission
June 10, 2016

Exhibit A

OUR BUSINESS

Overview

NewsBeat Social, Inc. ("NBS") is a video-first news agency, gathering news coverage from around the world and distributing one-minute, fact-intensive news reports across social media. We were formed in April 2012 and began operations on February 8, 2013. Since inception, our business has expanded significantly, and we have gathered and distributed a total of 30,000 news reports, reaching viewers in 236 countries and territories around the world. Today, we have 30 full-time employees who gather and distribute over 50 news reports a day. Since 2014, Facebook users have been presented with NBS news videos over 8.1 billion times, resulting in 403 million video "views" on Facebook (lasting 3 seconds or more) and a total of 411 million video views across all platforms, with a growth rate for total views of 462% between 2014 and 2015, and a Facebook fan base of approximately 2.8 million people as of the end of 2015 (up 27% from the previous year-end). From December 2014 to December 2015, the size of our Facebook audience (i.e., the number of discrete individual user accounts given the opportunity to watch our news reports) increased 66%, to approximately 59 million a month. From 2014 to 2015, the engagement rate of our Facebook audience (i.e., the percentage of such user accounts who view, "like", comment on or share our news reports, expressed as an average of the 12 monthly engagement rate averages in a year) increased 91%, to 15.6% of our audience. NBS has been able to achieve this growth in audience and engagement rate while keeping news gathering and distribution costs below $100 per news report.

We expect that the size of our audience and the frequency with which many of our videos are viewed will create revenue for the Company by: (i) allowing us to identify and market top- performing categories of news reports to companies looking to advertise on the platforms on which we distribute our news enabling improved return on investment to such parties; (ii) driving indirect advertising revenues payable to us by the platforms, such as YouTube, that share the advertising revenues they earn with video publishers; and (iii) increasing the value of our news to third parties interested in our of syndication services to third parties. Additionally, we expect that the broader our audience is, the more likely we will be successful in selling our consumer app, a beta version of which we expect to launch later in 2016.

We believe our approach to news gathering and distribution offers a disruptive alternative to the model followed by most of the global news industry, principally as a result of:

A

- **Cost Structure:** We estimate the cost of a one-minute NBS news report to be between 5x and 25x less than the cost of one minute of traditional television news. We achieve our low expense rates by using the Internet for most of our information-gathering and all of our content distribution. We monitor news-breaking platforms such as Twitter and Facebook to identify the stories we wish to report, as they emerge. We then use the Internet further, to quickly gather information (which we subject to verification through multiple sources and, when appropriate, direct outreach to newsmakers) and quickly source images for our news reports. By using the Internet as our principal information-gathering tool, we are able to avoid the costs of engaging in substantial on-site reporting ourselves and keeping office space and staff reporters on the ground in multiple locations. By using the Internet as our content distribution channel, we are able to avoid the costs of printing presses, warehouses, trucks and local distributors. In addition, we have established a customized, high-volume news operation workflow designed to maximize our internal efficiencies in turning Internet news leads into finished news reports, and we have chosen to focus on reporting only the who, what, when and where of a news story, excluding news analysis and opinion, as a result of which we do not have to employ the high-priced experts who traditionally produce such content.

- **Consumer Experience:** Our cost advantage means that NBS can focus on delivering quality news and an enhanced consumer experience without having to resort to a heavy advertising load, sensationalized stories, high-priced subscription plans or alternative monetization methods such as paid, sponsored or native news that confuses and alienates consumers.

- **Advertising Model:** Consumers are increasingly spending time on social media via mobile devices. With NBS, advertisers now have an efficient way to reach these consumers by running video commercials before and after an NBS news report. Our news reports are sufficiently short, informative, visual, free of spin and consumable-on-demand to attract large numbers of social media viewers. Advertisers can safely advertise around our reports, because they can pick the individual news reports with which they want to be associated. And advertisers can also effectively advertise around our reports, by using social media customer-targeting tools to help ensure they are only spending for the audience they want, down to the level of individual news report categories and desired or prohibited attributes of news reports within those categories.

B The $174 billion global news industry is evolving rapidly, and centralized broadcast distribution formats across all traditional media, including print, radio and television, are being replaced by social media and other, more personalized and decentralized forms of distribution. We believe an opportunity has opened to capture a material segment of the news market as it transitions to social delivery through mobile and other personal devices. We have built an operation that emphasizes a lean cost structure, allowing us to gather and distribute video news reporting at a fraction of the cost of many traditional television news organizations. The success we have had with our audience to date reinforces our belief that there is a large, underserved market of consumers that want a fact-based, consistent news experience that respects their limited time. Our near-term plan is to continue to expand our news gathering and distribution capabilities in order to grow our global audience, while beginning to invest in advertising, syndication and subscription opportunities to earn revenue. Our longer-term goal is to further scale and enhance our model of combining targeted news and targeted ads to define the next generation of news gathering, distribution and monetization.

50

Anne Nguyen Parker, Assistant Director
U.S. Securities and Exchange Commission
June 10, 2016

Market Opportunity

> *"The big opportunity for the news industry in the next five to 10 years is to increase its market size 100x AND drop prices 10x. Become larger and much more important in the process". — Marc Andreessen, founder, Andreessen Horowitz, in Wired Magazine, Feb 27, 2014*

The Changing News Industry

The gathering and distribution of news has always been shaped by technology. As communication technologies have developed from the printing press to radio to television to cable and to the Internet, the format of how news is gathered, produced and delivered has evolved as well. Today, the Internet and, more specifically, social media and smart mobile phones, are driving a fundamental, global shift in the news industry. The advent of mobile technology and the 7.6% compound annual growth of global mobile broadband internet connections from 2008 to 2014 (to over 1.4 billion connections in 2014) have created an environment that allows consumers to access and consume media on devices of all sizes anywhere in the world at any time. Mobile broadband connections are expected to further expand to 3.17B connections by 2020, comprising nearly 70% of mobile connections globally, according to the GMSA's Mobile Economy 2015 report. The global news industry, which we estimate to be approximately $174 billion in size (based on a combination of newspaper, TV, radio and other statistics from 2015, 2014 and 2013 sources published by McKinsey, IBIS and Pew), was traditionally distributed by broadcast distribution formats such as newspapers, magazines, radio and television, but is giving way to socially distributed news reports enabled by mobile devices. For example, according to the Pew Research Center's State of the News Media 2015 Report, in the U.S., 63% of Facebook users and the same percentage of Twitter users received their news via these social media sites, up from 47% and 52%, respectively, two years earlier.

Before the widespread adoption of social media, the news industry was largely structured around broadcast analog media formats such as newspapers, magazines, radio and TV. News offerings were mostly designed to reach a broad and general audience, and news reports were mostly intended to have broad and general appeal. Revenue streams and cost structures were established around these formats, with most consumers having little choice but to purchase an entire package of news at a time, from a small number of alternative offerings. Recently, as social media and digital distribution have expanded, broadcast news formats are being disaggregated, often to the level of individual news reports. Consumers are able to access and select individual news reports digitally, at times chosen by them, with social media replacing the curation function historically performed by news publishers and producers. Moreover, social media sites, including Facebook, Twitter, Yahoo!, Apple News, Google News, Smart News and Flipboard, are able to distribute vast amounts of news headlines to their users on a curated basis, using a combination of user data and computer algorithms. According to Facebook's quarterly report on Form 10-Q for the period ended September 30, 2015, an average of 1.01 billion people checked into Facebook each day during that quarter, and 89% of them logged in from a mobile device.

We believe that, in this rapidly evolving environment, a successful social media news reporting organization is one that understands that the report, rather than a package of multiple reports and other enticements, is the new format for distribution. NBS standardizes its reporting format based on this understanding making sure that its news is:

- **Video first**: Video conveys the most information in the shortest time since it uses audio, visuals and text. However, the news report must be able to be consumed in various environments, including those where either audio or video is not an option.
- **Short**: Short-form news is easier to consume on a mobile device and, in our experience, gets better engagement than longer-form coverage.
- **Consistent, predictable and objective**: We focus on the who, what, when and where of a news event, regardless of the news topic or category, allowing our audience to always know what kind of information they will get with NBS coverage.
- **Globally relevant**: Global relevance helps ensure that NBS news reports appeal to the largest segment possible of social media users, allowing for more commenting and sharing on social media.

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Anne Nguyen Parker, Assistant Director
U.S. Securities and Exchange Commission
June 10, 2016

Changes in news consumption have put traditional news organizations and their operating models under pressure. Newspapers have taken the largest hit from the digital transition, with the U.S. newspaper industry declining from $46.1 billion in advertising sales in 2003 to $19.9 billion in sales in 2013, according to the Pew Research Center's State of the News Media 2015 Report. According to the same report, cable television is slowly losing viewers, with an audience decline of 11% between 2008 and 2014. Local and larger TV news networks are experiencing stability for now, but they too may start to lose audience – the majority of surveyed under-30 consumers view the most of their film and television programs on mobile devices, where broadcast television news outlets still do not have meaningful a la carte offerings, according to Deloitte's Digital Democracy Survey, 9th edition.

In response to these declines, traditional news providers are pursuing a series of consumer-unfriendly tactics, including sensationalized reporting, sponsored or native advertorials (where an advertiser pays a news organization to produce content that looks and feels like a news story but is actually an advertisement), clickbait headlines, paywalls and advertisements that interrupt the audience consumption experience. We believe that, in part as a result of these tactics, according to a September 28, 2015 Gallup.com poll, currently only 4 in 10 Americans say they have "a great deal" or "a fair amount" of trust and confidence in mass media organizations to report the news fully, accurately and fairly. According to Gallup, this is down from 53% in 1997 and is a historic low. This trend toward distrust is even more prevalent within the 18- to 49-year old demographic, with trust in news organizations declining from 55% in 2001 to 36% in 2015, according to Gallup. These shifts in viewership and attitudes are threatening legacy news companies, and we believe have created a group of consumers ready to turn to innovators in the online and mobile spaces to deliver news content that improves the news consumer experience rather than hurts it. This requires a fundamentally different economic model for gathering and distributing news, something that we at NBS believe we have developed.

The Social, Mobile, Video News Market

According to McKinsey & Company's Global Media Report 2014, the global market for digital advertising, television advertising, audio entertainment, consumer magazine publishing, newspaper publishing and educational publishing is $724 billion. As previously discussed, we estimate that the news sector accounts for approximately $174 billion, or 24%, of that market. We believe the consumption of digital news is increasing rapidly, driven by increased time spent by consumers (especially Millennials) on social media sites and increased use of and dependence on mobile devices. We believe that consumers are no longer happy to rely on legacy news broadcasters to receive their news, and are instead searching for reliable news sources that can be viewed online or on their mobile devices on a time-flexible basis and often in shorter form.

The total number of social media users is expected to increase to 2.44 billion globally by 2018, up from 1.96 billion globally in 2015, according to a report co-authored by eMarketer and the American Marketing Association. Digital video consumption by U.S. consumers is about 76 minutes a day, according to research published by eMarketer in April 2015. According to eMarketer, this consumption occurs across multiple viewing platforms, with mobile devices accounting for 51% of the total in the United States, up from 14% in 2011. News consumption through social media has increased as well. A study by Pew Research in association with the John S. and James L. Knight Foundation, released in July 2015, found an increase in the percentage of both Twitter and Facebook users using Twitter or Facebook, respectively, for news consumption, with 63% of Facebook users getting their news from Facebook in 2015, compared to 47% in 2013, and 63% of Twitter users getting their news from Twitter in 2015, compared to 52% in 2013. Facebook remains the most popular place to post and respond to news content. We believe the projected growth of social media, digital video and mobile devices will only increase the speed of this transition in the media and entertainment market.

The Advertising Market

Advertisers are seeking to follow this shift in consumer behavior. According to Business Insider Intelligence from December 2014, social media advertising spending in the United States is expected to grow from $6.1 billion in 2013 to $14 billion in 2018, and its mobile component is expected to increase from 45% of total advertising spend in 2013 to 66% in 2018. The fastest growing category of digital advertising is video advertising, with mobile video ads representing nearly a third of all digital video ad spend in 2015 and projected to grow to nearly half of the $13.3 billion U.S. digital video advertising market by 2020, according to a Business Insider Intelligence report from June 2015. The December 2014 Business Insider Intelligence projects that mobile video advertising spend in the United States will grow at a compound annual rate of 73% and top $4.4 billion by 2018, with desktop video growing at a compound annual rate of only 15% over the same period.

52

Anne Nguyen Parker, Assistant Director
U.S. Securities and Exchange Commission
June 10, 2016

We believe there is a tremendous opportunity in the news industry to take advantage of the shift towards social media news distribution and the growth in social video advertising. Traditional news sources historically faced challenges securing advertising because broadcast news formats would inevitably include content which wasn't suitable for brands to partner with (e.g. terrorism, violence, crime, etc.). With digital news reports being distributed individually, brands now have an opportunity to select which kinds of reports they would like to advertise around, without the fear that their ads will be associated with the wrong kind of report. In addition, we believe that news is one of the few categories of content that is organically suited for social media. Consumers like to talk, comment, engage with and share news reports, making them ideal for social media environments that algorithmically curate media presentment to users based on observed engagement from the audience.

Our Solution

We are one of the leading digital news organizations that have taken advantage of the growing opportunity of the mobile social media news market. Through our technology and workflow system, we have created a low-cost video news operation that produces a flow of news reports in a consistent news format and leverages social media for distribution.

Total NBS News Report Views, All Platforms (in millions)

450
400
350
300
250
200
150
100
50
0

Target Market: The globally minded Millennial

According to the Media Insight Project, an initiative of the American Press Institute and the Associated Press-NORC Center for Public Affairs Research 88% of all U.S. Millennials consume news regularly from Facebook, which is more than the 63% of all Facebook users who consume news regularly from Facebook, and nearly twice the 45% of all U.S. online adults who consume news regularly from Facebook. Contrary to some opinions about what kind of news Millennials consume, the same study highlighted that 45% of Millennials follow five or more "hard news" topics, including areas such as politics, social issues and technology.

As we have grown, a clear target audience has emerged for our news reports, consistent with this study's findings. Of the consumers we reached in December 2015 through Facebook, 66% were between 18 and 34 years of age, with the majority located outside of the U.S., including a substantial following in the Philippines. We target this 18- to 34-year old global demographic because it represents one of the heaviest news consumer demographics on Facebook and a highly desirable audience for advertisers. According to an article by the New York Times in June 2015, Millennials represent the largest demographic in the United States, at approximately 80 million people. By 2020, Accenture estimates that this cohort will spend $1.4 trillion annually.

53

Anne Nguyen Parker, Assistant Director
U.S. Securities and Exchange Commission
June 10, 2016

Our success in developing an international audience is an indication of the opportunity NBS has to become a news agency with international audience reach. As of December 31, 2015, NBS news has been viewed in over 236 different countries. Each market has different competitive dynamics, which has implications for how we launch and market our products, including what kind of news coverage matters to a particular local market and what sort of positioning will be effective against local competition.

Product: one-minute video news reports consumed on social media via mobile devices

NBS applies the same consistent formula of the who, what, when and where of a news report, regardless of beat or topic area, so our consumers always know what kind of information to expect from us. NBS one-minute news reports, formatted in a 1080 pixel by 1080 pixel, or "square", format, are ideal for social media distribution on mobile devices. Audiences on social media generally favor shorter videos that are formatted to fit their mobile screens when their phones are held vertically, versus longer videos formatted in a 1920 pixel by 1080 pixel format and designed for screens held horizontally.

Workflow: High daily volume of news reports per newsroom employee

Much of NBS's operation resembles a traditional newsroom. At the start of each day, the newsroom reviews information online from multiple digital sources, including social media such as Twitter and Facebook and traditional media websites, and by using free web analytics tools such as Google Trends and NewsWhip, in order to identify the news reports to gather for our audience. These reports are assigned to teams within the newsroom, whose members work together to research, write, edit and finalize the reports. A key differentiator for NBS is its workflow process. We have refined our model over time so that today we can deliver over fifty news reports per month for every full-time equivalent newsroom employee, for less than $100 per report. The distribution of NBS news is conducted through social media platforms such as Facebook and YouTube, which do not charge for delivering content such as our news reports to users (although they will impose charges when our news reports are accompanied by ads). Our operation allows us to gather and distribute video news reporting at a fraction of the cost we estimate to be incurred by many traditional television news organizations.

Coverage: The top headlines, and beyond

We identify news stories by monitoring news-breaking platforms such as Twitter and Facebook, and gather information that we subject to verification through multiple sources and direct outreach to newsmakers. Being able to gather and distribute a high volume of news reports each day means that NBS can cover more than just the top headlines. As we scale operations, we expect to expand our news coverage to topics that appeal to more targeted segments of our audience. While major headlines of the day are generally the top performing news reports with the broadest level of audience appeal, these reports are also the most competitive. This competition generally crowds out those who are not the very first reporters to break the story, and our model is not focused on being the first to break new stories. Our experience has been that, on average, the reports that do not deal with the day's most highly covered news items can often obtain the highest level of audience attention. Therefore, while it remains a priority for NBS to cover all the important news for our audience, reports outside the top headlines provide one of the most interesting and attractive opportunities for audience growth.

Revenue Model: An advertising light experience is a better experience for news consumers

As the news industry transitions, NBS believes there is an opportunity to deliver a better experience for news consumers, driven by fundamental changes in the cost of gathering and distributing news. Without the legacy cost structure of traditional news organizations, NBS can improve the news experience for consumers by avoiding characteristics of traditional news that are actually unfriendly to consumers:

- **No heavy ad load:** Low-cost news gathering and distribution means fewer ads must be shown to make the news product profitable.
- **No native or sponsored news:** According to a September 2015 report by Contently, 62% of consumers believe that a news organization's brand loses credibility if it publishes sponsored content from an advertiser. Low cost operations mean there is no need to sacrifice the NBS brand for revenue in this manner. Q

54

Anne Nguyen Parker, Assistant Director
U.S. Securities and Exchange Commission
June 10, 2016

- **No expensive monthly subscriptions:** Within the next year, NBS plans to offer an ad-free version of its news via a downloadable app at an expected price point of $1.99 a month – a price much lower than the average price, as of February 10, 2016, of $14.49 a month charged by the top 10 U.S. daily newspapers by circulation for their digital-only subscriptions, which generally include advertising despite also imposing subscription fees.

R

Using social media to both gather and distribute news means NBS does not require expensive global news operations and infrastructure on the ground and on location in order to cover global news events. By focusing on reporting, NBS does not have to invest in expert personnel to provide opinions and analysis of news events. We believe these cost advantages translate into a better experience for news consumers.

Our Strategy

Our success to date has laid the foundation for expanding our operations. Our expansion will focus on three main areas:

Grow news gathering and audience while improving cost position

Our main priority for the future is to expand our news gathering capabilities while maintaining a disciplined approach to costs. We believe expansion is key to our future success, because it will make our targeted advertising model more attractive to advertisers, further reduce our unit costs and allow us to achieve high-volume earnings, even at low margins – an economic model that traditional news organizations would find difficult to compete against. Not only can our existing workflow model be scaled to support more journalists and more reports on the existing fixed cost infrastructure, it can also be enhanced using an on-demand model for news gathering that allows for remote journalists in the field to work only when we need them. This enhancement would provide NBS with a flexible capacity for gathering news that is not bound by our number of employees. We expect it would further reduce costs while improving quality, by allowing for more on-site footage and information capture.

Expand distribution

Currently, NBS distributes news on Facebook, YouTube, Instagram, Twitter and our own www.newsbeatsocial.com web property. Other distribution platforms including messaging services such as Snapchat and WhatsApp. In addition, NBS will launch its own NBS app, which will allow consumers to personalize their news coverage and offer them the ability to watch, listen to or read NBS news.

Develop advertising and subscription revenue

The two main intended revenue streams for NBS are advertising and subscriptions. Advertising is composed of direct deals where NBS works directly with brand advertisers to provide pre- and post-roll advertising around an NBS news report and distribute that report to the right target market on social media. NBS has conducted three pilot advertising programs, including with Intel and Coast Products, a Portland, Oregon lighting company, and believes there is a substantial opportunity to expand this into a more automated advertising model once news gathering has expanded to a critical mass. In addition, certain sites, such as YouTube, currently share with NBS revenue that they generate from NBS news reports, and other sites, such as Facebook, are expected to eventually do the same. Subscriptions include the consumer subscription for our planned app, as well as business-to-business syndication deals allowing third parties to license NBS news for use on their own web properties.

Our Operations and Expansion

Organization

Our organization is focused on the gathering and distribution of news reports. Of our 30 full-time staff, 17 work on news gathering and 4 on distribution. Everyone involved in our newsroom has a journalism or communications undergraduate degree or relevant experience. We aim to hire journalists who are early in their careers, in order to help keep our costs down, reinforce our brand as a young, and innovative company and avoid generating news reports locked into the aging world views of legacy journalists. In addition, by not reporting the 'why' of a news story, we avoid the need for expensive experts to provide analysis and opinion.

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Anne Nguyen Parker, Assistant Director
U.S. Securities and Exchange Commission
June 10, 2016

Our distribution team is focused exclusively on seeking the maximum distribution for a given news report, including through the proper tagging of news reports for particular distribution platforms, and the scheduling and monitoring of news report posts. New employees in distribution are trained in our practices, which have been developed over the course of distributing over 30,000 news reports since 2013.

Board of Directors
Advisory Board
CEO
President
COO
CMO
CFO
Newsroom Director
CTO
Distribution
Sales & Advertising
HR & Admin
Assignment Editors
Video Editors
Anchors
Writers

Our advisory board has, through consultations with management, helped shape the direction of the Company and helped it achieve its successes to date. Advisory board members include Mr. Reese Schonfeld, co-founder of CNN and the Food Network; Peter Shea, Owner of Entrepreneur Media; Victoria Pope, Editor-in-Chief of *Smithsonian Journeys*, Dr. Jaime Laya, former Governor of the Central Bank of Philippines and current Chairman of Philtrust Bank, and Travis Baxter, Content and External Affairs Director at Bauer Media.

News Gathering and Distribution

The diagram below shows the steps and overall sequencing of our news gathering and distribution efforts:

NEWS GATHERING				DISTRIBUTION
1. Selection & Assignment	2. Reporting	3. Editing	4. Review	5. Distribution

News Gathering Today

Provide Short, Consistently Presented News Reports Covering Various "Beats"

We believe that where and how consumers choose to get their news is a function of convenience and efficiency as well as quality. A headline may communicate the core idea of a news item or encourage someone to read further, but it only delivers a small amount of information. On the other end of the spectrum is a documentary, which takes the audience through an in-depth analysis of a particular news issue. Our news format is designed to go beyond the headline, but ensure that only the key elements of the news story are communicated. These key elements are, for us, the who, what, when and where of the report. Our news anchors read one-minute news reports that users can watch and listen to at their time of choice (and will also be able to read when we initiate our consumer subscription service). The one-minute format provides sufficient time to inform a viewer about the facts of a news report, but has the benefit of avoiding the additional time and costs associated with editorial opinions, commentary or involved analysis.

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Anne Nguyen Parker, Assistant Director
U.S. Securities and Exchange Commission
June 10, 2016

Each day our managing and assignment editors work together with anchors, writers and video journalists locally in Portland, Oregon (18 FTE) as well as remotely in New York (1 FTE), Washington D.C. (1 FTE) and Manila (1 contractor), to determine the most important news stories of the day. All locations work together to submit ideas for news reports and the managing and assignment editor team ultimately decides which reports are gathered. Reports are continually added, deleted and prioritized based on developing events. We aim to have at least 50 news reports distributed each day, with none of them more than 48 hours older than the time of the underlying news event. We cover the news, and issue news reports, in several categories called "beats", as shown in the diagram below:

News Report Mix by Beat
Through December 2015
Business 4%
Entertainment 3%
Health 4%
Nature 6%
Philippines 4%
Politics 6%
Science Tech 7%
Sports 4%
U.S. 22%
Weather 4%
World 35%
Other 3%

We believe consumers want to see news reports if they are relevant to them. However, traditional analog news formats require an aggregation of news items, not all of which may be interesting to consumers, and which may be inconsistent in their content, length, voice, structure and timing. The growth in socially delivered news on Facebook and Twitter, as well as the growth of news aggregation services operated by or through Facebook, Twitter, Yahoo!, Apple News, Google News, Smart News, Flipboard and others, indicate to us that consumer preferences are changing towards a more personalized news environment. As an example of this growth, according to the Pew Research Center's State of the News Media 2015 Report, in the U.S., 63% of Facebook users and the same percentage of Twitter users get their news via these social media sites, up from 47% and 52%, respectively, two years earlier.

We also believe consumers find it easier to filter and choose among news reports if the reports have standard, predictable characteristics that make them easy to process at the fast speeds at which people process social media feeds and information. However, traditional aggregation services do not report on the news themselves, and so end up delivering a broad range of news types and formats -- everything from long-form print articles and videos, to short-form writing using thematic lists ("listicles"), to short-form blog and podcasts. This means that even though the aggregator can help connect a news consumer to relevant news and information, the reports themselves are still delivered through a variety of inconsistent formats that make easy and quick consumption difficult. In contrast, by reporting on the news ourselves, we provide news reports as a completely consistent news reporting experience, regardless of the headline or topic, so consumers don't have to work hard to find the news they are interested in, and don't have to adopt a "click and see" approach to finding out what kind of news report they are actually going to get.

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Anne Nguyen Parker, Assistant Director
U.S. Securities and Exchange Commission
June 10, 2016

Provide Objective Reporting

When gathering and distributing news, it is a key priority of ours that no opinion be conveyed or implied to consumers. We aim to achieve this in a number of ways. First, we focus on gathering verifiable and factually accurate information for our news reports. Second, our one-minute format, and our focus on who, what, when and where, help to squeeze out opportunities for us to intentionally or unintentionally add spin or points of view to our reports. Essentially, the news format we have developed helps us deliver objective news reporting, simply by limiting the amount of time we have in which to cover a news event. In addition, we currently select only globally relevant news reports instead of regional or local coverage; we do this principally because we believe a large share of social media-based news consumers are globally oriented, but it also helps us avoid stories where the sources of information may be fewer and the risk of unintentionally injecting bias may consequently be higher. Management believes that a prime focus on objectivity is essential to attracting the largest audience possible.

Keep News Gathering Costs Low

Since inception, we have maintained a disciplined approach to our news gathering and distribution costs. We have built a scalable news operation with a lean cost structure, allowing us to gather and distribute news at a fraction of the cost of many traditional television news organizations.

As of December 31, 2015, we had 30 employees, spread among four locations globally. Of these employees, 17 work on news gathering, as anchors, reporters, writers, researchers and editors, and 4 work on news distribution. A majority of our news operations are conducted in-house at our 10,000-square foot headquarters in Portland, Oregon. Portland affords us a lower-cost operating environment than traditional big city news locations such as New York. Portland is the location for the majority of our operations, including researching and confirming news reports, filming the majority of our anchored coverage and conducting back office operations. We have built one stage at our Portland facility, but we have the option of constructing up to two more stages and room for growing our headcount.

The Portland location is supported by bureaus in New York City, Washington D.C., and Manila in the Philippines. We also have 2 "backpack reporters", who are on-camera news journalists each equipped with a camera, microphones, an iPad, a tripod and a laptop all fit into a backpack. Additionally, we have 1 remote video reporter who does not appear on-camera, but who can capture video footage on location using a mobile phone, to send back to our Portland newsroom. Our backpack reporters are assigned news reports in a fashion similar to local anchors, but write and shoot their own stories, typically on location. Since they spend most of their work time on location, they typically produce three to five stories a day, which is a smaller number than the six to eight reports typically gathered each day by a full-time journalist in Portland.

Our backpack reporters replace the traditional satellite truck at a fraction of the cost, while maintaining a great deal of mobility. In addition, our backpack reporters are able to set up their equipment, film a report, and transfer it to our Portland headquarters in an average of twenty minutes per report. Our backpack reporters tend not to leave their respective metro areas, which minimizes expensive travel and accommodation costs associated with traditional newsrooms. In addition to being highly cost-efficient, these backpack reporters can be used tactically to capture news in emerging media markets that may not otherwise get air time from traditional news outlets. We have started a remote resource in Manila to augment our news gathering, copywriting and fact-checking functions.

Using our three bureaus, our backpack reporters and our remote video reporter, combined with our scaled newsroom in Portland, has allowed us to develop a high-volume production workflow that generates and distributes news reports for less than $100 each. For most of the time we have been operating, our production costs have been below $100 per news report. In the future, we intend to continue to manage the cost per news report and to manage any increased throughput to try to keep our cost per news report as low as possible while also adding additional administration and overhead to the business.

58

Anne Nguyen Parker, Assistant Director
U.S. Securities and Exchange Commission
June 10, 2016

The chart below illustrates the cost of producing and distributing our news reports, from January 2014 to December 2015. In general, the more news reports we gather, the lower the cost per report, as fixed costs are spread over more reports.

Cost per news report
(2014 - 2015)
$250
$200
$150
$100
$50
$-
Production, distribution and video management fees / monthly reports(1)
0
200
400
600
800
1000
1200
1400
Number of Reports per Month

(1) Production, distribution and video management fees is a line item in our consolidated statements of operations. It includes the costs of our one-minute news reports and their distribution through social media, including the costs of news report video, writing, editing and anchoring. It also includes certain marketing fees paid to social networks like Facebook for access to audience when ads are run with our news reports.

Workflow systems are at the heart of our ability to deliver news reports at a low cost. We use a modified version of an off-the-shelf workflow management system to track, prioritize, and assign reports and to manage these reports through the entire news gathering and distribution process. We have continued to modify this system over time to add additional tools for the distribution and promotion of news reports, including building a contact database that associates particular contacts with particular news reports and beats. This has helped us create a database of contacts to use on demand for interviews, quotes and eventual news report distribution. Refinements to our workflow system and staffing model implemented during the fourth quarter of 2015 delivered a 19% improvement in the number of news reports per full-time equivalent newsroom employee, which increased to 52 reports per month when compared to the monthly average over the previous three quarters.

For the year ended December 31, 2015, our news reports cost an average of $94.45 per report, which we estimate to be 5 to 25 times less than traditional television news providers such as CNN, Fox News and MSNBC (based on cost information provided in the Pew Research Center's State of the News Media 2013 report). We believe we can continue to reduce our cost per report as our business scales, including by adding more remote news anchors and reporters in lower-cost countries outside the United States. However, we expect the planned enhancements to our workflow system described below under "An on-demand model for news gathering" to be the most transformational in terms of cost, quality and coverage. A

News Gathering Tomorrow

Increased and more flexible capacity

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Anne Nguyen Parker, Assistant Director
U.S. Securities and Exchange Commission
June 10, 2016

In 2015, our newsroom gathered and distributed an average of 45 reports each business day with an average of 21 newsroom professionals working a standard shift, which amounted to 11,325 news reports over the course of 2015. Also in 2015, our news reports were presented over 2.8 billion times by Facebook (a 152% year-over-year increase from 2014), generating 349 million views across all platforms (a 462% year-over-year increase from 2014). The chart below gives an overview of how the monthly volume of news reports affects the number of views on Facebook: the more reports we distribute, the more views we get:

Facebook Views vs. Total Number of News Reports Distributed Monthly on Facebook 2015
Total Facebook Report Views
50,000,000
37,500,000
25,000,000
12,500,000
0
700
800
900
1,000
1,100
News Reports Posted per Month

Below is a comparison of our reach on Facebook between December 2014 and December 2015, as shown in screen shots we have taken from Facebook's Business Manager portal. The Business Manager portal provides every business or other person with a Facebook page the data that Facebook collects on the reach, viewership and performance of that business or other person on Facebook. The black, arrow-shaped text boxes have been added by us for clarification.

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Anne Nguyen Parker, Assistant Director
U.S. Securities and Exchange Commission
June 10, 2016

Manage Page
Page
Messages
Notifications
Insights
Publishing Tools
Total Reach
Organic
Paid
BENCHMARK
Daily Unique
Reach (M)
Dec 2014
Create Page
Careers
Privacy
Cookies
Terms
Help

The screen shot above, from the Facebook Business Manager portal, shows our daily unique reach on Facebook for December 2014. Our unique reach for the month of December 2014 was 35.7 million, as reported to us by Facebook.

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Anne Nguyen Parker, Assistant Director
U.S. Securities and Exchange Commission
June 10, 2016

Manage Page
Page
Messages
Insights
Total Reach
Organic
Paid
BENCHMARK
Daily Unique Reach (M) Dec 2015

The screen shot above, from the Facebook Business Manager portal, shows our daily unique reach on Facebook for December 2015. Our unique reach for the month of December 2015 was 59.5 million, as reported to us by Facebook.

To expand our news gathering operation, we are in the process of creating a 24/7 operation and anticipate switching to multiple shifts within our Portland facility as early as the fourth quarter of 2016. We are also planning to open a second facility with similar operational capabilities – in Manila, in the Philippines, in order to cover the Asia-Pacific region more effectively – by the end of 2016 and to add several additional remote reporters in major urban areas around the globe.

We have already developed a scalable model for news reporting expansion using teams composed of anchors, news writers and video journalists. These teams work together throughout the day to write, check, shoot, and develop news reports. Once a news report is written and approved, a video is made of an anchor reading the news report in front of a green screen or on location. The video is then moved to the video editing team, which adds the images and videos that round out the development process. We believe that the number of these teams, and in many cases the size of these teams, can be expanded to efficiently drive the production of more news reports. While we expand our news gathering and distribution, we will continue to monitor our engagement rates per news report, to help ensure that the quality and appeal of our news coverage is maintained.

An on-demand model for news gathering

The NBS one-minute video news report format is designed for consistency. This consistency offers us a major opportunity to further improve our news gathering and distribution workflow. We intend to expand our current system to allow journalists anywhere in the world to work for us on a story-by-story basis. We will put each such journalist through an approval process, and we are creating online versions of our hiring, interviewing and training materials in order to help us approve journalists remotely and also remotely train others who aim to work for us. Approved journalists would not be full-time employees, but would instead work on demand, when our assignment editors require them.

Using this system, our assignment editors could push story requests out to a network of contributors in a given location where a news event is happening. If available, and for a fee determined by the local market, any approved journalist in the area could agree to pick up the story, gather the facts, capture on-site footage using their smart phone and even conduct on-site interviews. The raw digital report would then be sent to NBS for review, editing and anchor reading, while a video journalist collected the online footage and other assets necessary to generate a finished product.

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Anne Nguyen Parker, Assistant Director
U.S. Securities and Exchange Commission
June 10, 2016

By using this system to have some elements of our news gathering operation virtualized, we will gain the ability to scale reporting capacity up or down each day, depending on how many news events are happening that we wish to cover. We will also gain the ability to pay news writers and video journalists on demand only, and at their local market rates. In addition, we believe that having on-demand news writers and video journalists in multiple locations may help us capture more original footage of news events, boosting our overall news reporting quality and giving us the ability to capture original news as needed in environments where traditional news reporting agencies may have limited coverage.

We have significant technology and market development targets to achieve before we will be ready to put our on-demand model into operation. Our current plan is to test the system internally, with full-time staff, in the first half of 2017, and roll it out to selected external markets by the end of 2017. However, this timing is subject to change and we cannot assure you that the system will be ready for operation on this timeline or by any particular time.

News Distribution Today

Maximize Access to Target Audience

We aim to capture as large an audience as possible with our news distribution. This requires an understanding of where and how our target consumers get their daily news and how our product format can be made to fit into our target distribution channels. We currently distribute news through social media platforms, which charge us for promoting our news reports to their audiences. We also distribute news on our own website. We manage our video distribution via our video content management system (or CMS), provided by Kaltura. Kaltura is an open-source, online platform providing enterprise-level commercial software and services, including for video management, publishing, syndication and monetization. The Kaltura platform also supports dynamic ad insertion capabilities which are used to support our advertising business.

(Diagram not to scale)

Social Media Landscape
Passive
Bubble size = Monthly Active Users
Current Channel
Future Channel
400M
Consumer Experience
200M
320M
1.55B
900M
700M
Active
100M
300M
1.0B
234M
Short
Long
Video Length

According to a recent report by comScore entitled The 2015 U.S. Mobile App Report, our target Millennial customer spends 25.7 hours a month on Facebook's mobile app, more than the next four most popular, similar platforms – Instagram, Snapchat, Tumblr and Twitter – combined. 64% of the NBS audience on Facebook today is between the ages of 18-34, with Facebook distribution accounting for the majority of our audience. According to a survey in March 2015 by the American Press Institute, 88% of Millennials surveyed get their news at least occasionally from Facebook, the largest after YouTube (83%), Instagram (50%), Pinterest (36%), Twitter (33%), Reddit (23%) or Tumblr (21%). Younger Millennials (18-21) are more likely to use a broader mix of social channels to discover news, using 3.7 networks on average, while older Millennials (30-34) use 2.9 networks on average.

63

Anne Nguyen Parker, Assistant Director
U.S. Securities and Exchange Commission
June 10, 2016

Accordingly, we will continue to focus our efforts on distributing our news reports through Facebook, but we believe there is significant opportunity to expand distribution on other platforms such as Reddit and Tumblr, as well as messaging apps such as Snapchat and WhatsApp.

The following is a description of the social media channels through which we operated as of December 31, 2015:

Facebook (1.55 billion monthly active users as of September 30, 2015): Facebook is our primary distribution platform, accounting for most of our video views. As of September 30, 2015, Facebook reported having 1.55 billion monthly active users, 8 billion daily video views, over 1 billion daily active users and 894 million daily active mobile users. Our format works well in the Facebook environment as a means of reaching our target market:

NBS on Facebook, as of December 2015

(Diagram not to scale. Data from Facebook, except for Friends of Fans of NBS data, which we estimate based on Facebook data on average numbers of Facebook friends in top 25 countries where NBS fans are located.)

Users are "fed" information from Facebook in their own personalized Newsfeed. A user's Newsfeed is a stream of digital content, including pictures, status updates and videos, received from a user's social connections (e.g. friends, family, colleagues etc.) and curated by Facebook's algorithm for relevancy for the individual user based on the user's profile. When NBS posts a news report to its Facebook page, Facebook decides what kind of priority this video will get in the feeds it sends to its users, based on its algorithm. In addition, Facebook's propagation of the news report will increase the more engagement (views, comments, shares) it gets from its initial viewers. We believe that most Facebook users have the time and attention span needed to watch a one-minute news report while scrolling through their Facebook Newsfeed. We plan on establishing additional Facebook pages within the year, with such pages being tailored to more specific audiences (e.g., NewsBeat U.S., NewsBeat Science and Technology, etc.), so that users can more narrowly follow the topics that interest them, rather than getting a feed of all our news reports.

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Anne Nguyen Parker, Assistant Director
U.S. Securities and Exchange Commission
June 10, 2016

Total NBS Facebook Fans (in millions)

3.0
2.5
2.0
1.5
1.0
0.5
0.0
Jan-13
Mar-13
May-13
Jul-13
Sep-13
Nov-13
Jan-14
Mar-14
May-14
Jul-14
Sep-14
Nov-14
Jan-15
Mar-15
May-15
Jul-15
Sep-15
Nov-15

Set forth below are various screen shots of NBS news reports being viewed on Facebook:

1. A news report posted by NBS on its Facebook page:

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Anne Nguyen Parker, Assistant Director
U.S. Securities and Exchange Commission
June 10, 2016

2. The same report showing up in a Facebook user's Newsfeed:

New Shepard
Lands Again

3. The same report being shared with the user's friends, with comments by the user:

<u>Instagram</u> (400 million monthly active users as of September 30, 2015): Instagram is an online mobile photo-sharing, video-sharing and social networking service that enables its users to take pictures and videos and share them on a variety of social networking platforms, such as Facebook, Twitter, Tumblr and Flickr. We launched an Instagram account in late May 2015 and our account has grown to include 41,262 followers as of December 2015. Instagram is a visually-centric platform that has begun rolling out additional functionalities for companies to use to interact with their followers, including widescreen video and a partner program to help advertisers connect with their audiences. As a medium for news consumption, Instagram is not ideal, since it limits videos to 15 seconds. However, given Instagram's popularity with our target audience, the platform is a valuable means of introducing our news service by creating visually sophisticated 15-second news reports without an anchor or audio track.

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Anne Nguyen Parker, Assistant Director
U.S. Securities and Exchange Commission
June 10, 2016

NBS Instagram home page and a user's Instagram feed:

YouTube (1 billion monthly active users as of April 2014): We launched a YouTube channel in April 2015 and continue to release all our news reports on the YouTube platform. Unlike Facebook, YouTube is an active experience, requiring users to search for or take an action in order to view one of our news reports. As a direct-to-consumer channel, YouTube is not well suited for our format, since it is less likely that our target audience will actively "tune in" to our one-minute news reports. However, we have been successful in using YouTube as a distribution platform for other sites that would like to use our news service. For example, on five occasions in 2015, other web properties being distributed on YouTube have embedded our news reports in their coverage of events, resulting in views of our news reports of 198,000 or more.

NBS on YouTube (mobile):

Twitter (320 million monthly active users as of December 31, 2015): Twitter is the go-to breaking news service for the majority of its users, beating Facebook as a breaking news service by a 2 to 1 margin according to a recent Pew Research Center survey. However, given that we are not a breaking news service, Twitter does not currently generate a material amount of audience for us. Nevertheless, Twitter is an excellent place to access a community of newsmakers. We have recently begun to experiment with Twitter-based outreach to newsmakers to support our news gathering process, including Skype interviews and quotations.

67

Anne Nguyen Parker, Assistant Director
U.S. Securities and Exchange Commission
June 10, 2016

NBS Twitter Home Page, and NBS in a user's Twitter feed:

There are opportunities available to us to generate indirect revenue through social media platforms. YouTube, among other platforms, offers news service providers the ability to monetize their product by having Google sell advertising around a video and share the proceeds with the owner of the video. We believe that this revenue-sharing model is likely to spread across multiple large-scale platforms, with Facebook having announced in July 2015 that they will begin to share revenue with content creators and news service providers on the same terms as YouTube. In addition, messaging apps such as WhatsApp and Snapchat are gaining in popularity, and we plan to use those platforms to deliver our news reports in the future.

News Distribution Tomorrow

We will continue to focus our social media distribution efforts on executing through Facebook, but we believe there is significant opportunity to expand distribution to other platforms, including Instagram, Snapchat, Tumblr and Twitter, as well as on services such as Vine and Periscope. Before deciding to distribute on new platforms, NBS will identify the business objectives of each different distribution (e.g. marketing, viewing, community building, revenue, etc.) and then make the investments in products and technology required to achieve appropriately related goals.

To accommodate growth in the volume of news reports distributed and platforms used, NBS has entered into an agreement with SocialFlow, a technology company that optimizes social media posts from publishers. SocialFlow claims to be the largest publisher of content into social networks, and has several major national and international news and content publishers as clients. We believe that our agreement with SocialFlow will allow our distribution team to more efficiently handle a larger volume of news report posts across multiple social media channels, boosting distribution performance and improving operating scale.

We also intend to syndicate our news reports through third-party websites, as a business-to-business service. NBS is currently undertaking a market study to determine the appropriate pricing and technical requirements for entering this market, but expects that syndication will become a viable business opportunity only after we are delivering about 250 news reports a day, which is a benchmark we expect to reach in 2017, although we cannot assure you when or if we will reach it. In addition, we are planning to establish consumer subscriptions, whereby individual consumers could subscribe to our news reports directly from us. We expect to begin offering such consumer subscription services in 2016 or in 2017, although we cannot assure you when or if we will be able to do so. Both syndication and consumer subscriptions represent means by which we could generate additional distribution, as well as provide monetization opportunities.

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Anne Nguyen Parker, Assistant Director
U.S. Securities and Exchange Commission
June 10, 2016

Revenue Generation

Advertising

It is a challenge for brands is to find ways to connect video advertising with targeted consumers on a consistent basis in a social media environment. Consumers do not typically share commercials with friends and our experience has been that companies that try to place traditional commercials inside social media fail to achieve wide distribution on social networks. The result has been a dramatic expansion of the content marketing industry, in which brands work with content marketers such as BuzzFeed to create content that works on social media while also carrying a branded message. This kind of advertising is typically referred to as "native", "paid content" or "advertorial" in that the advertising is not made explicit for the consumer, but is instead contained within the message of the content itself. Creating native advertising requires substantial effort from the brand, for many reasons. For example, traditional advertising forms such as TV do not translate well into social media, in that consumers do not have a tendency to want to like, share, comment on or engage with traditional ads. So brands need to invest to learn a new kind of advertising form, where they must create advertising that looks and feels more like the sort of content users want to engage with – and bury a commercial message within.

In addition, studies show that consumers are frequently unable to identify the sponsor of various kinds of native advertising, making its effectiveness as a marketing tool difficult to estimate. A consumer study completed by Contently in September 2015 found that between 12% and 37% of consumers cannot identify the advertisers responsible for native advertising. In another study, in the Journal of Advertising in December 2015, only 8% of research participants were able to identify native advertising as a paid message. We therefore believe that there is a need in the advertising industry for a new model of advertising that can reach consumers on social media and be effective for the advertiser. T

Social media platforms such as Facebook want content that is interesting to its user base. If something posted by a user or an organization is interesting, as defined by the number of people watching, commenting on, or sharing the content, Facebook will promote that content with the objective of delivering a better social media experience.

News as a category has the benefit of being something that is organically suited for social media, in that people want to share, discuss and engage socially in respect of news events that are relevant to them. The challenge news has historically had with advertising, is that advertisers needed to purchase ads that are placed within broadcast news formats such as a television news program or a news magazine. This approach is problematic, in that a brand's advertisement can ends up being presented to a consumer alongside news reports that don't match the brand's objective (e.g. crime, terrorism, politics, etc.). But with news now being distributed as individual reports rather than in bundles, an advertiser can buy with confidence against a set of news reports that have traction for it on social media.

Brand-driven advertising

As we distribute our news reports, we can offer brands an opportunity to run traditional video commercials in front of and after our news reports. The news report is what the social media user is interested in, and the advertising is wrapped around it. This provides brands with consistent exposure to their target audience each day, with brand-safe news reports that are appropriate for social media distribution (e.g. they get engagement through likes, comments and shares). Using Facebook's detailed consumer targeting engine, NBS can circulate news reports to an advertiser's specific target audience, adding one or both of an advertiser's 15-second "pre-roll" video ad and 30-second "post-roll" video ad to the beginning and end of the news report. Brands provide NBS with their target customers, their choice of beats whose news reports they wish to advertise around (with such news reports filtered, if the advertiser wishes, based on particular attributes of the news reports, such as, e.g., "innovation"), pre- and post-roll video commercials and a budget, and NBS fulfills the order as appropriate news reports are distributed. The foregoing method allows us to offer advertisers an efficient way to connect with their target audiences by combining the volume and content of our news reporting with Facebook's audience targeting capabilities.

69

Anne Nguyen Parker, Assistant Director
U.S. Securities and Exchange Commission
June 10, 2016

We are in the process of testing and refining the foregoing advertising model. From April 2014 to December 2015, we completed 254 promoted, post advertising campaigns across three pilot clients, accounting for approximately $96,258 in total advertising spending paid to Facebook. These pilot campaigns were for Intel (43 posts for $6,536), Coast Products, a manufacturer of portable LED lighting equipment (146 posts for $82,066) and MergerTech, a financial services firm (33 posts for $7,655). The purpose of these pilot programs was to test our advertising model. We secured these clients through senior management relationships.

In these campaigns, the average rate at which users clicked to start watching a news report with an advertisement from a brand, weighted by the amount of spending paid by that brand, was 6.17%. This represented an 84% improvement over the market average of 3.35% for video ads on Facebook in the first quarter of 2015, as measured by Kinetic Social in their Q1 2015 Social Trends Report and reported in eMarketer in April 2015

Of our three pilot customers, Coast Products has continued their program beyond the pilot phase, and continues to spend $10,000 a month advertising through us. The average cost-per-thousand-impressions (or CPM) that Coast Products had paid for their promoted posts is $15.48. For these campaigns, we paid Facebook a CPM of $5.15. The difference represents our gross margin on this Coast Products business. Our ability to generate a margin of this size is and will continue to be based on how well we can match the Coast Products target audience with the right news reports. In this regard, the longer we have worked with Coast Products, the better the results we have achieved for them. From November 2013 to December 2015, Coast Products experienced an average 4.1% improvement in its promoted post click rate each month. Coast Products changed their advertising creative only twice during this two-year period. On average during this period, we promoted 8.54 different news reports to the Coast Products target audience each month.

Coast Products - Monthly Promoted Post Click Rates
November 2013 - December 2015
12.00%
10.00%
8.00%
6.00%
4.00%
2.00%
0.00%
Nov '13
Dec '13
Jan '14
Feb '14
Mar '14
Apr '14
May '14
Jun '14
Jul '14
Aug '14
Sep '14
Oct '14
Nov '14
Dec '14
Jan '15
Feb '15
Mar '15
Apr '15
May '15
Jun '15
Jul '15
Aug '15
Sep '15
Oct '15
Nov '15
Dec '15

We plan to continue testing our advertising model over approximately the next 6 months with additional pilot customers. Within 12 months, we believe that, along with having acquired some stable advertiser clients, we will enter into agreements with media buying agencies to bring multiple brands to NBS news on a more automated basis, matching brands assets and news reports on demand as the news reports are distributed. To accomplish this, we plan to use part of the proceeds from the offering to hire, by the fourth quarter of 2016, an ad sales team focusing on this effort, to sell advertising opportunities to advertisers at a standard video CPM rate. We expect to begin earning revenues from our advertising model in late 2016, although we cannot assure you when or if we will be able to do so.

70

Anne Nguyen Parker, Assistant Director
U.S. Securities and Exchange Commission
June 10, 2016

Report-driven advertising

NBS expects to initially develop a direct advertising business with a set of targeted advertisers. However, as our news report volume grows, we see an opportunity to automate the process by which brands can purchase advertising around our news reports. We expect this will occur when we achieve a scale of about 250 daily news reports, although we cannot guarantee at what point an automated process will make sense for brands and agencies. In this model, NBS would publish top-performing reports into a system that allows brands to review and buy, in real time, ads against reports for their targeted audiences. As part of its service offerings, SocialFlow has built a new distribution tool called Attention Stream, which lets advertisers sponsor news reports from news reporting services such as ourselves. We are in the process of working with SocialFlow to develop an NBS news report dashboard that will connect the performance of our news reports on Facebook with Facebook's ad buying platform, to allow brands to automate which news reports to run advertising against. In this model, SocialFlow or NBS can bring advertising clients to the platform. In the event SocialFlow has sourced the advertiser, NBS will pay Social Flow three dollars per thousand ad impressions delivered to the advertiser.

Indirect advertising

Currently, NBS does not receive any revenue from Facebook for ads that the social network is running alongside NBS reports on its platform. Facebook announced in July 2015 that it intends to share ad revenue with publishers in a model similar to YouTube. NBS considers this sort or revenue "indirect" advertising revenue, and expects such revenue to begin materializing from Facebook later in 2016, although we cannot assure you when or if it will begin to do so.

Subscriptions: Syndication

We believe that once our news gathering and distribution hits a scale of about 250 news reports a day, there will be opportunities for redistribution of our news reports through syndication on other businesses' websites. This form of distribution would go beyond YouTube or Facebook video embedding. Syndication partners would expand the distribution of our news reports, and thereby help increase the ad revenues generated from our existing advertisers, while at the same time paying us a monthly subscription fee for the right to use our news reports. In addition, we may work with these syndication partners, especially those in the print journalism field, to sell our advertising products to businesses with which they have advertising relationships, in exchange for us paying those syndication partners a share of the revenue we earn from such advertising. In this model, we envision that we and our print journalism partners may also work together not only to generate ad revenue, but also to generate additional news reports.

Based on preliminary discussions with five different potential syndication partners, syndication deals will likely involve a minimum monthly license fee paid to us by the syndicating party, and may include additional revenue sharing arrangements beyond the minimums. This deal model is similar to the licensing models offered by traditional newswire services such as Reuters, Bloomberg and the Associated Press, for the reprinting of their stories.

We anticipate having our first syndication clients in 2017, which coincides with the time we expect to be producing about 250 news reports per day.

71

Anne Nguyen Parker, Assistant Director
U.S. Securities and Exchange Commission
June 10, 2016

Subscriptions: Consumer

Although social media platforms such as Facebook offer excellent distribution of our news reports, some customers have requested through our social media accounts that we offer an NBS app experience that would allow them to receive NBS news reports only. We believe there is an opportunity to offer those customers a personalized news experience that is controlled by them through preferences and data, and would also allow them to consume our news in any of three formats – video, audio only or text only. As the amount of our news coverage grows, it will become increasingly important for us to offer such an experience to those consumers who want to get NBS news in an environment designed specifically for NBS news consumption. To meet this demand, we are developing a paid subscription app version of our news reports. The product will allow users to personalize their news, search for reports of interest and select from one of three modes of consumption on their mobile phone: video, audio or text. Our subscribers will be able to tailor how they receive our news depending on their environment at the time, including based on their current activity (e.g., driving, commuting), bandwidth constraints and personal preferences. This is differentiated in the news industry, since news organizations tend to focus on a single medium for delivery (e.g., video, audio or text, but not a choice among these). This benefit comes without any additional cost to NBS, since all three of these media are already delivered as part of our workflow. The service would include a free trial period, after which users would be offered a choice of a monthly subscription fee or an ad-supported environment using pre-roll ads secured from advertisers. We would use our distribution channels on social media to expose potential subscribers to our offering. Rolling out such a new experience on a subscription basis would require investments in technology, marketing, customer service and billing.

We anticipate launching a beta version of our consumer app subscription product by the end of 2016, with a full launch of the product by the third quarter of 2017.

Competition

News gathering is highly competitive. The competitive landscape is composed principally of two major segments: traditional news outlets and online (or digital only) news outlets such as our Company. Traditional news outlets leverage print, television and radio media as a means of engaging people, generally attempting to capture the attention of a broad audience. Historically, this has been a very successful business model and, without an online alternative, these outlets were able to control the attention of a majority of news consumers. The growth of online news outlets, however, has led to a significant decline in audience engagement with traditional media, as many consumers now turn to the Internet to discover news. Additionally, many online news outlets have the ability to provide consumers with targeted news focused on individual interests – an ability with which most traditional media cannot compete.

Our ability to compete against both traditional news outlets and other online news outlets will depend on various factors, including our ability to raise additional financing. This is particularly true because many of our existing and potential competitors have, or could have, substantially greater financial resources than we do, including in particular the traditional news outlets. Despite their relative advantages over traditional news publishers, individual online news outlets nevertheless face the challenge of becoming a destination of choice for news, while simultaneously struggling to grow and monetize the use of their products.

72

Anne Nguyen Parker, Assistant Director
U.S. Securities and Exchange Commission
June 10, 2016

Reporting
Opinion
High Cost
Low Cost
AP
REUTERS
NEWSBEAT SOCIAL
WSJ
wp
CNN
NBC NEWS

(Diagram not to scale)

Traditional News Companies

Traditional news companies include any company that delivers news in the form of television, print, radio or any combination of the three. Within the traditional news segment, television news providers include cable TV companies (CNN, FOX, MSNBC, etc.), network TV companies (ABC, CBS, NBC, etc.) and local TV stations. Print journalism publications that also have large digital followings including the New York Times, the Wall Street Journal, the Guardian, the Washington Post, the Daily Mail, the India Times and the Mirror.

Online News Outlets and News Aggregation Apps

Hundreds of online news companies have surfaced over the last few years, as consumers have begun spending more time discovering news online. Some of the major companies in this space include the Huffington Post, BuzzFeed, Vice Media, VOX Media, Business Insider, Brietbart, Bleacher Report, First Look Media, The Hill, Pando Daily, Distractify, Viral Nova, Vocativ, Politico, TechCrunch and Gizmodo. In addition, news aggregation services such as Apple News, Google News, Yahoo News, Flipboard, Smart News, News360, Digg, WatchUp and Reddit are also competitive, in that they provide a broad range of news coverage from several outlets and attempt to personalize experiences for users based on the users' profiles. Most such news sites are focused on text-based news reporting, but some have started to integrate video news stories as part of their reporting. Several, such as Vice and BuzzFeed, have a well-defined brand voice and perspective from which they cover news. News aggregation apps could be alternative sources of distribution of NBS news reports in the future.

Disruptive Short-Form News Providers

While we compete with the universe of traditional news companies and online news outlets, there are three other recent start-ups that we view as distinct from the foregoing competitors and as more direct competitors of ours: NowThisNews, Newsy and AJ+.

NowThisNews began as a social media website in late 2012, but later transitioned into a news outlet that aggregates video news and distributes it in short-form clips. NowThisNews compiles video clips and pictures from a variety of sources and overlays text on the aggregated news clip. The company started on Facebook, but has since diversified its distribution to a variety of social media outlets, including Snapchat, Twitter, Vine and Instagram, and has even eliminated its own website to focus exclusively on social delivery. NowThisNews has no reporters in the field and no news anchors in the studio. NowThisNews has raised over $27 million to date from a variety of investors, including Oak Investment Partners, Axel Springer Digital Ventures, Lerer Hippeau Ventures, SoftBank Capital and NBCUniversal Media, LLC.

73

Anne Nguyen Parker, Assistant Director
U.S. Securities and Exchange Commission
June 10, 2016

Newsy was founded in 2008 by an alumnus of the University of Missouri after raising $5 million from the university's school of journalism. Today, Newsy is a multisource, multi-platform video news service that produces short-form video segments. Newsy leverages its website and social media outlets to distribute news. Newsy has also made a recent push towards developing applications for mobile operating systems, such as iOS, Windows and Android. Newsy aggregates and compares both sides of the opinion spectrum for any given news story, leaving it up to the viewer to assess the facts. Newsy has pursued licensing agreements with other online media sites such as CNBC, ESPN, the Huffington Post and the Boston Globe, as a monetization strategy. Newsy has green screen news anchors but no field reporters. In December 2013, Newsy was acquired by the E.W. Scripps Company.

AJ+, launched in 2014, is an online news and current events division of the Al Jazeera Media Network (AJMN), with a focus on short form video. AJ+ distributes digital video and media directly to social platforms (Facebook, YouTube, Twitter and Instagram) and through apps on mobile devices (iOS and Android). AJ+ is separate from Al Jazeera's other cable and satellite news channels, although it shares the network's current 68 news bureaus with the other channels. The channel has no hosts or anchors, and live reporting plays a lesser role. Most content is available on demand in the format of animated explainers, satire, current events and short documentaries. AJ+ takes a left-leaning approach to coverage. The AJ+ Facebook page generated 2.2 billion Facebook video views in 2015. Financing for the division is not disclosed. It was announced in January 2016 that Al Jazeera America would shutter its cable TV and digital operations by April 30, 2016, but this is unrelated to Al Jazeera's global digital operations, which is AJ+.

Sample Competitive Analysis - Facebook

Company	Competitor Type	Media Types	FB Fans (as of 1/27/16)	Facebook Video Views [Dec-15]	FB Video Uploads (~per week)
NewsBeat Social	**Video News Startup**	**1-minute videos**	**2,867,746**	**42,035,796**	255
NowThis	Video News Startup	Videos	3,403,222	600,928,763	105
Newsy	Video News Startup	Videos	298,679	4,822,567	165*
AJ+	Online News Outlet	Videos	3,092,415	592,230,165	72
Huffington Post	Online News Outlet	Text, Photos	5,820,530	81,579,859	52
BBC News	Traditional News Outlet	Text, Videos, Photos	27,318,490	89,329,595	20
Fox News	Traditional News Outlet	Text, Videos, Photos	11,606,418	170,564,307	40
The Guardian	Traditional News Outlet	Text, Photos	5,245,249	11,315,093	15

*Newsy uploads majority non-native Facebook videos

Fair Use Guidelines

Much of the information and images we use for the development of our news reports are widely available on the Internet and in the public domain. For content that is not public, we follow a set of operating procedures to help ensure that all copyrighted material is used in compliance with the Fair Use doctrine as set forth in Section 107 of the U.S. Copyright Act. All of our news team members are involved in training sessions to help ensure compliance with Fair Use rules and regulations. Once a news report has been completed but before it is distributed, it is reviewed by the managing editor for, among other things, apparent Fair Use problems, and must be approved by the managing editor before release.

74

Anne Nguyen Parker, Assistant Director
U.S. Securities and Exchange Commission
June 10, 2016

5/4/2016 » Cable: By the Numbers

(A)

Fox News Channel Remains the Profit Leader

Total Profits for Cable News Channels in 2011 Compared With Projections for 2012

2011 Profit ($ millions)
2012 Profit ($ millions)
985.6
$887.6
435.4
412.8
195.1
202.5
Fox News Channel
CNN
MSNBC

Source: SNL Kagan, a division of SNL Financial, LLC
Note: All figures are estimates.

PEW RESEARCH CENTER
2013 STATE OF THE NEWS MEDIA

SEE FULL DATA SE

And once again, Fox was projected to have been the revenue leader, generating $1.8 billion—more than the combined revenue of CNN and MSNBC—and up 11% over 2011 revenues (though again, that growth rate has slowe each year since 2008). MSNBC was projected to have generated $443 million in 2012, up 6%. CNN was projected t have remained flat at $1.1 billion, up 1% from 2011 levels.

Revenues Rise for All, but CNN's and MSNBC's Are Nearly Flat

Total Revenues for Cable News Channels in 2011 Compared With Projections for 2012

2011 Total Revenue ($ millions)
2012 Total Revenue ($ millions)
1,805.2
$1,627.5
1,086.5
1,095
418.2
442.5
Fox News Channel
CNN
MSNBC

Source: SNL Kagan, a division of SNL Financial, LLC
Note: All figures are estimates.

PEW RESEARCH CENTER
2013 STATE OF THE NEWS MEDIA

http://www.stateofthemedia.org/2013/cable-a-growing-medium-reaching-its-ceiling/cable-by-the-numbers/ 9/20

Anne Nguyen Parker, Assistant Director
U.S. Securities and Exchange Commission
June 10, 2016

(A)

	Revenue	Profit	Costs	Cost / Min
FOX	$ 1,805,200,000	$ 985,600,000	$819,600,000	$ 2,339
CNN	$ 1,095,000,000	$ 412,800,000	$682,200,000	$ 1,947
MSNBC	$ 442,500,000	$ 202,500,000	$240,000,000	$ 685

Subscription Fees	58% of revenue
Advertising Revenue	39% of revenue

350400 Estimated news minutes / year (16 hours a day, 365 days a year)

Anne Nguyen Parker, Assistant Director
U.S. Securities and Exchange Commission
June 10, 2016

(B)

	2015 Global Market Size	
Newspapers		
Advertising & Subscriptions	$ 151,170,000,000	Source: McKinsey & Company, Global Media Report, 2014; 2015 Estimate
Television		
TV Advertising	$ 202,000,000,000	Source: McKinsey & Company, Global Media Report, 2014; 2015 Estimate
TV Subscriptions	$ 215,772,727,273	Source: Internet Television Expert Group, April 2010, share of subscriptions vs advertising for 2013 (Estimate) applied to ad market http://www.international-television.org/tv_market_data/world-tv-market-2010.html
US Market Size Cable News		
FOX	$ 2,040,000,000	Source: PEW State of News Media - 2015
CNN	$ 1,130,000,000	Source: PEW State of News Media - 2015
MSNBC	$ 501,000,000	Source: PEW State of News Media - 2015
Total Reporting - Cable US	$ 3,671,000,000	
US Market - Broadcast Nightly News (non local)		
ABC	$ 201,303,200	Source: PEW State of Media 2015 - Network News Fact Sheet Q1 2014 Revenues
NBC	$ 207,757,200	Note: Extrapolates 2014 annual numbers for 4 quarters and growth of 5% (from PEW) to 2015
CBS	$ 164,092,600	
Total Nightly Broadcast News	$ 573,153,000	
North American % of Global Media & Entertainment Market	28%	Source: McKinsey & Company, Global Media Report, 2014; 2015 Estimate
Total Relevant US Market	$ 4,244,153,000	
Total Estimated Global Market	$ 14,987,354,975	
Radio		
Global Audio Market	$ 98,000,000,000	Source: McKinsey & Company, Global Media Report, 2014; 2015 Estimate
US Radio Market	$ 20,000,000,000	Source: IBIS World, April 2015 http://www.ibisworld.com/industry/default.aspx?indid=1258
News/Talk Share of Audience	12.0%	Source: PEW State of Media 2012 http://www.stateofthemedia.org/2012/audio-how-far-will-digital-go/?src=prc-section#radio-economics
News Reporting %	60.0%	Estimate
Estimated US Radio News Market	$ 1,440,000,000	
North American % of Global Media & Entertainment Market	28%	Source: McKinsey & Company, Global Media Report, 2014; 2015 Estimate
Total Global News Market Estimate	$ 5,142,857,143	
Magazines		
Global Magazine Market	$ 62,000,000,000	Source: McKinsey & Company, Global Media Report, 2014; 2015 Estimate
Relevant Market Segment (Reported News)	3.59%	Estimate based on Television market analysis
Total Global Market Estimate	$ 2,224,214,143	
Total Global News Market - Estimate		
Newspapers	$ 151,170,000,000	
Television	$ 14,987,354,975	
Radio	$ 5,142,857,143	
Magazines	$ 2,224,214,143	
TOTAL	$ 173,524,426,260

Anne Nguyen Parker, Assistant Director
U.S. Securities and Exchange Commission
June 10, 2016

Ⓑ 8

McKinsey & Co 2014 Report

Total global media spending will rise from US $1.6 trillion in 2013 to a projected US $2.1 trillion in 2018, a 6.4 percent increase compounded annually.

Total global spending by category[1] (US $ millions)

Category	2008	2009	2010	2011	2012	2013p	2008-2013 CAGR	2014	2015	2016	2017	2018	2013-2018 CAGR
Digital Advertising	59,619	61,870	73,447	88,035	103,806	123,041	15.6	144,259	167,755	193,310	220,363	248,661	15.1
Broadband	216,846	245,435	279,891	327,843	373,450	421,376	14.2	467,611	512,221	560,834	612,312	666,435	9.6
TV Advertising	153,350	142,137	158,924	166,564	175,770	181,117	3.4	195,229	202,321	220,741	230,429	250,011	6.7
In-Home Video Entertainment	229,086	237,282	247,389	258,880	270,590	283,084	4.2	296,490	311,168	325,943	340,694	355,112	4.6
Audio Entertainment	97,717	92,487	91,108	92,385	93,567	96,544	-0.2	96,376	98,009	100,337	102,965	106,049	1.9
Cinema	28,333	31,087	32,870	33,421	35,914	37,223	5.6	39,184	41,226	43,383	45,629	47,901	5.2
Out-of-Home	29,809	26,057	28,304	29,062	30,270	31,822	1.3	33,604	35,496	37,713	39,997	42,388	5.9
Consumer Magazine Publishing	77,197	68,638	68,689	68,088	66,225	64,045	-3.7	62,652	62,104	62,171	62,749	63,503	-0.2
Newspaper Publishing	178,597	159,632	160,971	160,366	156,710	152,792	-3.1	151,490	151,170	151,596	152,534	154,081	0.2
Consumer Books	71,417	70,898	71,024	70,674	70,574	71,454	0.0	71,958	72,532	73,130	73,635	74,084	0.7
Educational Publishing	40,174	39,371	40,357	40,877	40,072	40,664	0.2	41,414	42,290	42,623	42,778	42,820	1.0
Video Games	54,811	54,855	57,418	60,412	63,698	70,028	5.0	77,455	85,284	93,285	101,308	109,310	9.3
Total	1,228,742	1,220,463	1,299,110	1,383,177	1,465,057	1,555,351	4.8	1,657,096	1,757,935	1,877,723	1,994,064	2,124,455	6.4

[1]At average 2013 exchange rates.

Note: Television, audio, newspaper, and consumer magazine mobile advertising are included in their respective segments and also in the digital advertising segment, but only once in the overall total.

Sources: McKinsey & Company, Wilkofsky Gruen Associates

Current state of the regions

Among the different regions, the media industries in Latin America and Asia Pacific have been the fastest-growing for years and continued to be so in 2013, with Latin America increasing 9.7 percent and Asia Pacific rising 8.4 percent. High inflation in some countries and expanding economies have fueled growth in the region, although the gain in 2013 Latin America was actually the lowest of the past five years as the Brazilian economy weakened somewhat. In Asia Pacific, 53 percent of the increase in 2013 was generated by China; excluding China, growth for the region was 5.7 percent.

In contrast, EMEA has been the weakest region, growing 2.7 percent as a whole in 2013. Western Europe has fared the worst, continuing to lag behind the rest of the world in 2013, with a 1.2 percent gain that was well below the global average. This gain represented only a modest improvement from the area's 0.5 percent advance in 2012. The rest of EMEA has fared much better, however, with Central and Eastern Europe rising by 8.7 percent in 2013, largely based on strong growth in Russia and Turkey, while the Middle East/Africa grew 10.9 percent.

The North American media market grew 6.8 percent in 2013, its largest gain in the past five years, driven by strong increases in digital advertising and broadband connectivity. Excluding those segments, spending in North America rose only 1 percent.

Anne Nguyen Parker, Assistant Director
U.S. Securities and Exchange Commission
June 10, 2016

5/4/2016 World Television Market (2006-2020) - Global TV Markets, Trends Facts & Figures

B

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International Television Expert Group

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TV Market Data / World Television Market (2008-2013)

April 2010 | IDATE

Global TV 2010 - Markets, Trends Facts & Figures (2008-2013)

The World Television Market in 2009 represents a total amount of 268.9 billion EUR, declining 1.2% compared to 2008.

According to IDate's report, the worldwide television market was, in 2009, primarily affected by the decline in advertising revenue of 9.2%, which could not be compensated for by paid television or public funding; these two sources of revenue increased 7.2% and 3.5% respectively. Up until 2008, advertising was by far the primary means of funding for the industry, generating about 50% of the sector's revenue, compared to 40% for paid television and 10% for public funding. In 2009, the weight of advertising and subscriptions each accounted for about 45% of the sector's revenue. By 2010, revenue from paid television should exceed overall advertising revenue worldwide, reaching a ratio of approximately 47%/44% by 2013.

"Industry did not escape the consequences of the global economic crisis; the crisis particularly affected television advertising revenue. Nevertheless, IDATE predicts that the market will exceed its 2008 level in 2010", comments Florence Le Borgne, project leader of the World Television Markets report.

Evolution of TV revenue around the globe by type of financing, 2006-2013
(in Billion EUR)

350
300
250
200
150
100
50
0
94.9
119.0
24.4
103.6
129.4
24.8
113.1
134.1
24.9
121.2
121.9
25.7
152.5
141.7
28.6
2006
2007
2008
2009(e)
2013(f)
Public funding
Advertising
Subscription fees

Source: IDATE | compare to » Global TV Revenue Breakdown by Regions & Segments (2008-2009)

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Pay TV as new driving force in broadcast revenues has to evolve

Despite the fact that it is weathering the economic crisis rather well, pay TV will need to evolve in the short term as a result of a host of factors, mostly related to technology, competition and consumption patterns. » High-definition (HD) TV, which is currently a short-term source of differentiation and increased ARPU for pay-TV operators, will soon be relegated to the everyday as DTT becomes the norm. Although » 3D could reinvigorate innovation-based competition among pay-TV services over the longer term, a number of obstacles still need to be overcome before this technology can take off.

Faced with competition from more multichannel free-to-air offerings on DTT and the success of videosharing platforms, pay channels must work even harder to offer value-added programming and services to build subscriber loyalty and attract new customers.

http://www.international-television.org/tv_market_data/world-tv-market-2010.html 1/4

Anne Nguyen Parker, Assistant Director
U.S. Securities and Exchange Commission
June 10, 2016

41
PEW RESEARCH CENTER

Economics

Revenue estimates for individual news programs suggest that two of the broadcast networks – ABC and CBS – improved financially in 2014, while NBC experienced a decline.

ABC Approaches NBC In Evening News Revenue

Estimated advertising revenue for the first three quarters (in millions of dollars)

NBC (Nightly News)
ABC (World News Tonight)
CBS (Evening News)
200 million
150
100
50
0
2013
2014

Source: Kantar Media

PEW RESEARCH CENTER

According to advertising revenue estimates from Kantar Media, ABC's revenue for the nightly broadcast has almost caught up with NBC's. ABC World News increased its revenue an estimated 11% to $144 million for the first three quarters of 2014, while NBC Nightly News saw an estimated revenue decline of 4% to $148 million. CBS Evening News, meanwhile, generated an estimated $117 million in January-September 2014, up 1% from the same period in 2013.

www.pewresearch.org

Anne Nguyen Parker, Assistant Director
U.S. Securities and Exchange Commission
June 10, 2016

6/7/2016 Cable News: Fact Sheet | Pew Research Center

(B)

Chart Data Embed

Projected annual revenue (in U.S. millions)

2500
2000
1500
1000
500
0
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
Fox
CNN
MSNBC

Source: SNL Kagan

PEW RESEARCH CENTER

Fox News was projected to experience higher revenue growth (up 6% to $2.04 billion) than that of CNN (3% to $1.13 billion) or MSNBC (down 1% to $501 million).

Cable channels draw revenue from two main sources – advertising and subscriber (affiliate) fees, which come out of consumers' monthly cable bills. Fox was projected to grow its subscriber-fee revenue by 7% to $1.2 billion in 2014, compared with CNN's 2% growth to $710 million and MSNBC's 3% growth to $274 million.

In advertising, CNN was projected to experience the strongest rate of growth, up 6% to $339 million (compared with Fox's 2% growth to $794 million and MSNBC's projected decline of 5% to $221 million).

Of the three main news channels, only Fox News was projected to grow its profits in 2014 (up 10% to $1.2 billion). CNN was projected to experience a 5% decline in profit to $327 million, and MSNBC was projected to decline by 8% to $206 million. Still, all three channels continued to enjoy double-digit profit margins: 61% at Fox, 41% at MSNBC and 29% at CNN.

Among the news channels that occupy a smaller niche than Fox, CNN and MSNBC, the three financial news outlets were each projected to have grown in revenue in 2014: Fox Business Network with 17% growth to $205 million; CNBC with 5% growth to $702 million; and Bloomberg TV with 7% growth to $191 million.

On the other hand, amid weak ratings the relatively new Al Jazeera America was projected to decline in revenue 2%, to $93 million.

http://www.journalism.org/2015/04/29/cable-news-fact-sheet/ 4/7

Anne Nguyen Parker, Assistant Director
U.S. Securities and Exchange Commission
June 10, 2016

6/7/2016 Network News: Fact Sheet | Pew Research Center

(B)

Average Viewership

14M
12M
10M
8M
6M
4M
2M
0M
2009
2010
2011
2012
2013
2014
Nightline
20/20 Fri.
48 Hours
60 Minutes
Dateline Fri.
Dateline Sun.

Source: Nielsen Media Research

Note: Dateline Sunday only airs in the spring; Dateline Friday data for the month of April 2013 are not available and therefore not included in the 2013 average.

PEW RESEARCH CENTER

Economics

Revenue estimates for individual news programs suggest that two of the broadcast networks – ABC and CBS – improved financially in 2014, while NBC experienced a decline.

According to advertising revenue estimates from Kantar Media, ABC's revenue for the nightly broadcast has almost caught up with NBC's. ABC World News increased its revenue an estimated 11% to $144 million for the first three quarters of 2014, while NBC Nightly News saw an estimated revenue decline of 4% to $148 million. CBS Evening News, meanwhile, generated an estimated $117 million in January-September 2014, up 1% from the same period in 2013.

http://www.journalism.org/2015/04/29/network-news-fact-sheet/ 6/10

Anne Nguyen Parker, Assistant Director
U.S. Securities and Exchange Commission
June 10, 2016

6/7/2016 Network News: Fact Sheet | Pew Research Center

(B)

ABC Approaches NBC In Evening News Revenue

Chart Data Embed

Estimated advertising revenue for the first three quarters (in millions of dollars)

200
150
100
50
0
2013
2014
NBC (Nightly News)
ABC (World News Tonight)
CBS (Evening News)

Source: Kantar Media

PEW RESEARCH CENTER

In the morning, CBS' This Morning saw the greatest year-to-year growth (11%) but the show brought in the least revenue for 2014 – $162 million, according to the same data. ABC's Good Morning America generated more than twice as much – an estimated $363 million, up 4% from 2013. NBC's Today Show remained the revenue leader at an estimated $435 million, but saw its revenue decline 12% from 2013.

Today Show Remains Morning Show Revenue Leader

Chart Data Embed

http://www.journalism.org/2015/04/29/network-news-fact-sheet/ 7/10

Anne Nguyen Parker, Assistant Director
U.S. Securities and Exchange Commission
June 10, 2016

McKinsey & Company Global Media Report 2014
Global Industry Overview
9

Outlook for regional spending

We expect Latin America and Asia Pacific to continue to be the fastest-growing regions over the next five years, with compound annual increases of 10.9 percent and 7.7 percent, respectively. As a result, Latin America and Asia Pacific together will account for 43 percent of total global spending by 2018, up from 40 percent in 2013.

EMEA as a whole will continue to be the slowest-growing region, rising at a projected 4.8 percent compound annual rate to 2018. Western Europe will increase just 3.4 percent compounded annually, although this growth will be an improvement over the past five years, as economies in the area are finally beginning to pick up. Stronger increases are expected in Central and Eastern Europe and the Middle East/Africa, with CEE rising 8.5 percent and MEA increasing 13.2 percent compounded annually.

We expect the North American media industry to grow at a slightly slower pace of 5.4 percent compounded annually from 2013 to 2018 as digital advertising and broadband markets continue to penetrate and growth begins to moderate, although helped to some degree by improving economic conditions.

These forecasts do not take into account political developments that could affect the economy and media spending. In Russia, for example, the prospect of sanctions could lead to a sudden slowdown in the economy, its strength and duration depending on how many countries participate and the length and severity of such sanctions.

Total global spending by region[1] (US $ millions)

Region	2008	2009	2010	2011	2012	2013p	2008-2013 CAGR	2014	2015	2016	2017	2018	2013-2018 CAGR
North America	395,222	375,690	391,528	403,756	420,240	448,930	2.6	476,142	497,816	527,166	552,123	584,809	5.4
EMEA													
Western Europe	371,722	365,764	376,968	389,785	391,664	396,362	1.3	406,828	419,349	434,318	450,186	467,433	3.4
Central and Eastern Europe	39,399	38,571	42,612	48,268	52,191	56,715	7.6	61,425	66,936	72,735	78,935	85,462	8.5
Middle East/Africa	19,430	20,095	22,756	28,320	31,582	35,012	12.5	39,871	44,727	50,977	57,722	65,203	13.2
EMEA Total	430,551	424,430	442,336	466,373	475,437	488,089	2.5	507,922	531,012	558,028	586,843	618,098	4.8
Asia Pacific	348,690	358,080	392,184	426,235	467,723	506,855	7.9	547,672	591,305	637,993	685,338	734,396	7.7
Latin America	56,279	62,263	73,062	86,813	101,657	111,477	14.6	125,360	137,802	154,536	169,760	187,153	10.9
Total	1,228,742	1,220,463	1,299,110	1,383,177	1,465,057	1,555,351	4.8	1,657,096	1,757,935	1,877,723	1,994,064	2,124,455	6.4

[1]At average 2013 exchange rates.
Sources: McKinsey & Company, Wilkofsky Gruen Associates

Anne Nguyen Parker, Assistant Director
U.S. Securities and Exchange Commission
June 10, 2016

5/4/2016 (B) Radio Broadcasting in the US Market Research | IBISWorld

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Radio Broadcasting in the US: Market Research Report

Market Research • Market Size • Industry Statistics • Industry Analysis • Industry Trends

Radio Broadcasting Market Research Report | NAICS 51511 | Nov 2015

Mixed signals: Competition will loom, but improved advertising will support modest growth

IBISWorld's Radio Broadcasting market research report offers insightful industry analysis and research into the market at the national level. IBISWorld's in-depth industry market research is presented in a logical and consistent format. The industry report contains key industry statistics, market size, industry trends, and growth and profit forecasts for a 5-year outlook period.

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Report Snapshot

Market Share of Companies

- CBS Corporation XX%
- CC Media Holdings Inc. XX%
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Industry Statistics & Market Size

Revenue	Annual Growth 10-15	Annual Growth 15-20
$20bn	1.0%	X.X%
Profit	**Employment**	**Businesses**
X.X%	101,613	3,417

Industry Analysis & Industry Trends

Over the past five years, the Radio Broadcasting industry has battled to maintain its relevance and audience because of competition from digital media platforms. In particular, the industry has suffered because of its limited interaction with listeners and heavy reliance on advertising. Prior to the recession, radio stations benefited from being a long-standing part of most advertising budgets. As a result of the recession and its aftermath, companies in many sectors slashed advertising budgets early on in the five years to 2015. The economy is projected to recover over the next five years, with advertising budgets set to follow. Total advertising expenditure is anticipated to increase in the five years to 2020... purchase to read more

Industry Report - Industry SWOT Analysis Chapter

During the 10 years to 2020, the Radio Broadcasting industry's value added, a measure of the industry's contribution to the overall economy, is expected to increase at an annualized rate of 0.1%. In contrast, US GDP is expected to grow at an average annual rate of 2.2% over the same period. Thus, the Radio Broadcasting industry's contribution to the economy is expected to lag GDP growth. IBISWorld expects that this industry is in the mature stage of its life cycle, but there is a possibility that it could enter a decline stage if digital competition continues to challenge operators... purchase to read more

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Industry Products | Related Reports | Table of Contents

What is the Radio Broadcasting Industry?

This industry consists of broadcasting stations, networks and syndicates that transmit audio programming through AM, FM and satellite radio channels. The Radio Broadcasting industry excludes operators that function solely online.

Industry Products

Country

http://www.ibisworld.com/industry/default.aspx?indid=1258 1/2

Anne Nguyen Parker, Assistant Director
U.S. Securities and Exchange Commission
June 10, 2016

5/4/2016 » Audio: How Far Will Digital Go?

(B)

podcasts that become important additions to people's lives, with the hope that as a commuter gets in her car for a dreary drive to work, she'll think, 'Fantastic - Now I get to hear my favorite Slate show.' "

What does this mean? The podcast, while still hitting a significant segment of the population, appears to be losin momentum in general terms. Also, audio services may need to consider varying the selection of platforms and devices where they find themselves so that their potential users might find them.

News/Talk/Information

Where does news fit into the audio landscape? Answering that question is always a challenge. Satellite radio contains news channels. Internet services such as Pandora are music driven. For the most part, news, along with its bigger sibling, news/talk/information, is a creature of traditional AM/FM.

These format categories are somewhat loose. Stations self-identify whether they are news, news/talk or news/talk/information. Still, the broad category of news/talk/information (encompassing all of these stations) continues to rank among the most listened-to formats.

About one out of every eight people, or 12% of the U.S. adult population age 12 or older, listens to news/talk/information radio, according to Arbitron data. That comes close to the 13% of people who listen to th No. 1 format of all, country music.[29]

While this is slightly fewer people than listened to news/talk/information in 2009 (12.9%) and 2008 (12.6%), it is expected that even more people will tune into news/talk/information stations with the 2012 presidential campaign under way.

The number of news/talk/information stations rose in 2010, the last year for which data were available, continuing an upward trend that began in 2007. In 2010, there were 3,795 stations that identified themselves as news/talk/information, up 10% from the previous year and a jump by more than 1,000 stations since 2008, according to Arbitron.[30]

The number of all-news stations also increased. While a much smaller universe than news/talk/information grouping, the number of all-news stations reached 33 in 2010, up from the 30 stations that Arbitron reported in 2009, and 27 in 2008. The reasons for the increase are varied. According to Arbitron spokeswoman Kim Myers, stations may have been reclassified as all-news, given a new format by their corporate owners, had an AM statior add an FM signal or there may have been an increase from the public radio sector. Some stations have been changing their format from news/talk/information to all news, often as a cost-saving measure. In some cases, removing the "talk" also means being able to eliminate many local on-air staff where they existed.

One station to go through such a change in 2011 was KGO 810, a Cumulus Media property in the San Francisco Ba Area that was one of the last remaining news/talk stations in the nation that largely featured locally generated content. When the ratings system switched from diary to the new people meter method (which electronically tracks actual listening rather than compiling self-reported habits), the station's ratings sank sharply and dropped its market ranking from first to seventh place. In response, Cumulus pulled the talk component, switching to all news and a much-reduced staff. A small but loyal cadre of listeners tried to get businesses to pull their ads and

http://www.stateofthemedia.org/2012/audio-how-far-will-digital-go/?src=prc-section#radio-economics 10/17

Anne Nguyen Parker, Assistant Director
U.S. Securities and Exchange Commission
June 10, 2016

GLOBAL MARKET
Unique subscribers
2014
3.6bn
2020
4.6bn
2014 - 2020
4%
CAGR
2020
59%
2014
50%
PENETRATION RATE
Global SIM connections
10bn
7.3bn
2014
2020
2014 - 2020
5.4%
CAGR
Note: Including M2M
Mobile operator revenues
Data growth driving revenues and operator investments
US$1.15tn 2014
2020 US$1.4tn
2014 - 2020
3.1%
CAGR
Operator capex of up to US$1.4tn for the period 2015-20
Mobile broadband networks and smartphone adoption
3G/4G CONNECTIONS
3G
4G
2014 39%
2020 69%
SMARTPHONES
2.6bn
5.9bn
2014
2020
Data traffic to grow
TENFOLD
2014-2019

Anne Nguyen Parker, Assistant Director
U.S. Securities and Exchange Commission
June 10, 2016

THE MOBILE ECONOMY 2015

Source: GSMA Intelligence

Unique subscribers by region

(Millions)

2,346
2,569
2,798
3,013
3,210
3,463
3,636
3,838
4,020
4,191
4,336
4,470
4,596
SUB-SAHARAN AFRICA
NORTH AMERICA
MIDDLE EAST AND NORTH AFRICA
LATIN AMERICA
EUROPE
COMMONWEALTH OF INDEPENDENT STATES
ASIA PACIFIC
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020

7.6%

CAGR 2008-2014

4.0%

CAGR 2014-2020

Global market overview | 7

Anne Nguyen Parker, Assistant Director
U.S. Securities and Exchange Commission
June 10, 2016

Facebook and Twitter News Use is on the Rise

% of ___ users who get news there

Twitter
52%
63%
2013
2015
Facebook
47
63
2013
2015

Of those who get news from ___ in 2015, percent who have kept up with a news event as it was happening

Twitter
59%
Facebook
31

Social Media and News Survey, March 13-15 & 20-22, 2015. Q2, Q4, Q7, Q11

PEW RESEARCH CENTER

Anne Nguyen Parker, Assistant Director
U.S. Securities and Exchange Commission
June 10, 2016

27
PEW RESEARCH CENTER

Economics

For the past five years, newspaper ad revenue has maintained a consistent trajectory: Print ads have produced less revenue (down 5%), while digital ads have produced more revenue (up 3%) – but not enough to make up for the fall in print revenue. Print ad revenue fell 4%, to just $16.4 billion.

Newspaper Ad Revenue from Digital and Print

Annual revenue in billions of U.S. dollars

60
50
40
30
20
10
0
1.2
1.5
2
2.7
3.2
3.1
2.7
3
3.2
3.4
3.4
3.5
44.9
46.7
47.4
46.6
42.2
34.7
24.8
22.8
20.7
18.9
17.3
16.4
Digital
Print
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014

Source: Newspaper Association of America (through 2013), BIA/Kelsey (2014)

PEW RESEARCH CENTER

Though detailed circulation revenue figures were not available for all publications at the time of writing, such figures are available for seven publicly traded newspaper companies (Gannett, E.W. Scripps, The New York Times Co., A.H. Belo, Journal Communications, McClatchy, and Lee Enterprises; New Media Investment Group is excluded because it purchased a number of new properties in 2014, making one-to-one comparisons with 2013 impossible). For these companies, circulation revenue was up 1%. Newspapers received a roughly similar mix of ad, circulation and other revenue in 2013 and 2014. Last year, the mix was 57% advertising, 36% circulation and 6% other (such as from events or research). For these companies, ad revenues fell nearly equally across categories: down 5% for retail, 6% for national, and 5% for classified.

www.pewresearch.org

STATE OF MEDIA 2015

Anne Nguyen Parker, Assistant Director
U.S. Securities and Exchange Commission
June 10, 2016

(F)

32
PEW RESEARCH CENTER

Cable News Fact Sheet

BY *Jesse Holcomb*

Last updated April 30, 2015 to include new digital analyses provided by comScore.

The core cable news audience continues to shrink, while revenues are largely moving in a positive direction and profit margins add up to double digits. Ultimately, the health of 24-hour news channels may be dictated more by the disruption of the pay TV model than by the incremental dwindling of its audience.

Fox Remains the Prime-Time Leader

Median prime-time viewership

3 Million
2
1
0
Fox
MSNBC
CNN
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014

Source: Nielsen Media Research

PEW RESEARCH CENTER

Audience

By almost every measure, fewer people tuned in to watch cable news in 2014.

The total median viewership over a 24-hour period for Fox News Channel, CNN and MSNBC combined dropped 7% in 2014 to 1.8 million, according to Pew Research Center analysis of Nielsen Media Research data. That marked the first such audience decline by that measure since 2010. MSNBC fared the worst, with a 14% decline to a median of 334,000 viewers. Fox was down 2% to 1.1 million viewers and CNN up 1% to 417,000.

In prime time – the premier time slot for advertisers – combined median viewership was down for these three news channels by 8%

Cable News Audience Shrinks

Median total-day viewership, news channels (in thousands of viewers)

2,019
2,207
1,905
1,922
1,938
1,938
1,798
2008
2009
2010
2011
2012
2013
2014

Source: Nielsen Media Research

PEW RESEARCH CENTER

www.pewresearch.org

STATE OF MEDIA 2015

Anne Nguyen Parker, Assistant Director
U.S. Securities and Exchange Commission
June 10, 2016

(6)

Americans' Trust in the Mass Media

In general, how much trust and confidence do you have in the mass media -- such as newspapers, TV and radio -- when it comes to reporting the news fully, accurately and fairly -- a great deal, a fair amount, not very much or none at all?

% Great deal/Fair amount
53
55
51
53
54
54
44
50
47
43
45
43
44
40
44
40
40
1997
1999
2001
2003
2005
2007
2009
2011
2013
2015

Gallup trend since 1997

GALLUP

Anne Nguyen Parker, Assistant Director
U.S. Securities and Exchange Commission
June 10, 2016

(H)

Trust in Mass Media, by Age

% Great deal/Fair amount of trust

18 to 49 years old
50 or older
55
54
55
53
54
46
46
43
44
46
47
45
45
50
53
53
45
44
45
42
42
44
42
43
40
36
35
36
2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015

Gallup trend, 2001-2015

GALLUP

Anne Nguyen Parker, Assistant Director
U.S. Securities and Exchange Commission
June 10, 2016

Number of social network users worldwide from 2010 to 2018 (in billions)

Number of users in billions
0
0.5
1
1.5
2
2.5
3
0.97
1.22
1.4
1.59
1.79
1.96
2.13
2.29
2.44
2010
2011
2012
2013
2014*
2015*
2016*
2017*
2018*

Source:
eMarketer; American Marketing Association

© Statista 2015

Additional Information:
Worldwide; eMarketer; 2010 to 2014

statista

Anne Nguyen Parker, Assistant Director
U.S. Securities and Exchange Commission
June 10, 2016

Page 1 of 1

J

Average Time Spent per Day with Digital Video by US Adults, by Device, 2011-2015 hrs:mins and CAGR

	2011	2012	2013	2014	2015	CAGR (2011-2015)
Digital video	**0:21**	**0:36**	**0:50**	**1:03**	**1:16**	**38.4%**
—Mobile	0:03	0:09	0:21	0:30	0:39	91.8%
——Tablet	0:01	0:04	0:13	0:18	0:22	119.8%
——Smartphone	0:02	0:04	0:08	0:12	0:17	81.1%
—Desktop/laptop	0:12	0:21	0:22	0:24	0:24	18.6%
—Other connected devices*	0:06	0:06	0:07	0:09	0:13	22.9%

*Note: ages 18+; time spent with each medium includes all time spent with that medium, regardless of multitasking; for example, 1 hour of multitasking on desktop/laptop while watching TV is counted as 1 hour for TV and 1 hour for desktop/laptop; *includes game consoles, connected TVs or OTT devices*

Source: eMarketer, April 2015

188130 www.eMarketer.com

file:///C:/Users/Geoff%20Campbell/Desktop/Newsbeat%20Social/Research/Research%20fo... 5/5/2016

Anne Nguyen Parker, Assistant Director
U.S. Securities and Exchange Commission
June 10, 2016

5/5/2016 Social Media Advertising Spending Growth - Business Insider

(K)

BUSINESS
INSIDE

THE SOCIAL-MEDIA ADVERTISING REPORT: Growth Forecasts, Market Trends, And The Rise Of Mobile

MARK HOELZEL
DEC. 2, 2014, 12:15 PM

Ad dollars follow eyeballs, and these days they are on social.

The increase in social-ad spending is driven by this continuously growing reach, particularly on mobile, better analytics and targeting, and performance. The rise of programmatic social platforms has also fueled growth.

New data from BI Intelligence finds that US social-media ad spend will top $8.5 billion this year and reach nearly $14 billion in 2018, up from just $6.1 billion in 2013.

FORECAST: Social Media Advertising Spend Share (US)
Non Mobile
Mobile
BI INTELLIGENCE
2013
2014E
2015E
2016E
2017E
2018E
BII

In the report and associated PowerPoint presentation, BI Intelligence looks at all the numbers and explores the drivers of social ad adoption.

Here are some of the key takeaways:

- Social-media advertising spend will grow rapidly through 2018. It's up 40% this year and will top $8.5 billion, growing to nearly $14 billion in 2018, a five-year compound annual growth rate (CAGR) of 18%.
- Social media ad spend has reached the mobile-tipping point. Spending on mobile social-media ads, including mobile app-install ads, will surpass non-mobile spend by the end of this year in the US. In 2018, two-thirds of social-media ad spend will go to mobile, creating a $9.1 billion social-mobile market.
- Mobile app-install ads and programmatic buying are also growth drivers. Analyses suggest that mobile app-install ads could account for anywhere from one-quarter to more than one-half of Facebook's mobile ad revenues.
- Social programmatic ad platforms are also growth engines. Spending on FBX, Facebook's programmatic platform, increased by 150% year-over-year globally during the second quarter of 2014, based on a sample of advertisers compiled by Ignition One.
- Prices are increasing as performance and targeting improve, even as ad loads stay steady on the established platforms. Facebook, for example, is not likely to increase the amount of in-feed native ads an average user will see.
- The market is expanding with the introduction of paid ad units at Pinterest and Instagram.

In full, the report:

- Provides over 15 charts and datasets on social media ad spend and performance trends
- Includes revenue/spend trends for Twitter, Facebook, and LinkedIn
- Tracks trends in price, click-throughs, conversions and paid vs. organic reach statistics (5 charts)
- Explains why there has been a spike in spending growth on social-mobile
- Sets the context in terms of social media audience trends and user growth
- Lists the news on Instagram and Pinterest's ad efforts
- Analyzes the influence of FBX and MoPub on the social ad ecosystem
- Shows how a disproportionate amount of social media ad spend is domestic rather than international

Interested in getting the full report? Here are two ways to access it:

1. Subscribe to an ***All-Access*** pass to BI Intelligence and gain immediate access to this report and over 100

http://www.businessinsider.com/social-media-advertising-spending-growth-2014-9 1/3

Anne Nguyen Parker, Assistant Director
U.S. Securities and Exchange Commission
June 10, 2016

5/5/2016 Mobile boosts digital-video advertising - Business Insider

(L)

BUSINESS
INSIDER

THE DIGITAL-VIDEO ADVERTISING REPORT: Mobile and social are fueling video growth as dollars shift from display to video

MARK HOELZEL
JUN. 22, 2015, 5:05 PM

Video is emerging as one of the top digital advertising formats on desktop and mobile.

Mobile will be the biggest driver of digital-video ad spend over the next few years. Advertisers are rushing to snap up video ad spots as video viewership increases on mobile devices. Mobile video ad revenue will grow more than 3x faster than desktop through 2020.

Digital video is gaining traction quickly on social-media sites. Facebook was an early backer of the format with the introduction of autoplay video ads in 2013, but recently other social networks, including Twitter, have launched digital-video ad units.

Digital Video Advertising Revenue (US)
Desktop
Mobile
$1.2
$2.0
$4.2
$2.9
$4.0
$5.2
Billions
2015E
2016E
2017E
2018E
2019E
2020E
BI Intelligence

In this all-new in-depth research from BI Intelligence, we find that US digital-video advertising revenue from PC- and mobile-based video ads will top nearly $5 billion this year, and grow at a five-year compound annual growth rate (CAGR) of 21.9%. Total revenue will reach $13.3 billion by year-end 2020, according to BI Intelligence estimates based on historical data from the Interactive Advertising Bureau (IAB).

Here are some of the key takeaways:

- Video is quickly replacing static display advertising on desktop. Video will account for 41% of total desktop display-related spending in 2020, up from a 26% share this year.
- Video ads perform better than standard display ad units. In-stream video ads, including ads that play at the start, during, and after video content, yielded click-through rates (CTRs) that were 18x higher than HTML5 banner ad units in February 2015, according to Google's Rich Media Gallery.
- Video's premium status within digital is reflected in the format's high prices. Video ads tend to cost significantly more (e.g., 2x or 3x) than non-video ad units on premium publishers like Vice and Instagram.
- Facebook, Instagram, and Twitter have all introduced new digital-video ad products. Social video offers several major advantages from an advertiser perspective, including huge built-in mobile audiences, advanced targeting, and native-style ad units.
- But despite their high prices and strong results, video ads create a special set of challenges around viewability.

In full, the report:

http://www.businessinsider.com/mobile-boosts-digital-video-advertising-2015-4 1/4

Anne Nguyen Parker, Assistant Director
U.S. Securities and Exchange Commission
June 10, 2016

5/5/2016 Mobile Video Is The Growth Area - Business Insider

(m)

BUSINESS
INSIDER

Mobile Video Advertising Is Taking Off, As Ad Buyers Pile Billions Of Dollars Into Small-Screen Ads

MARK HOELZEL
DEC. 9, 2014, 12:36 PM

Mobile is growing faster than all other digital advertising mediums in the US, but one mobile format in particular is catching ad buyers' eyes: Mobile video.

BII

Mobile video isn't a huge slice of mobile advertising, but it's growing fast.

FORECAST: Mobile Advertising Revenue (US)
Display And Other
Search
Social
Video
BI INTELLIGENCE
$45
$40
$35
$30
$25
$20
$15
$10
$5
$0
Billions
$4.7
$7.0
$8.1
2013
2014E
2015E
2016E
2017E
2018E

Consider:

- Mobile video ad revenue in the US will top over $4.4 billion in 2018, up by a five-year compound annual growth rate of 73% from 2013.
- Mobile video ads will grow almost five-times faster than desktop: For comparison, desktop video ad revenue will grow by a CAGR of only 15% during the same time period.
- Display, including rich-media ads, will grow even faster, propelled by the migration of desktop ads to mobile, which is where audiences are today. But the advantage of mobile video is that it can absorb advertisers' video ad assets created for larger screens.

These insights are from a new BI Intelligence report on mobile advertising, which includes an *exclusive* forecast of the segments of the mobile ad market and how fast they will grow. These include display, video, social, and search. The report provides exclusive breakdowns on how spend on each format will grow and why, and examines the overall performance of mobile ads. It also looks at how programmatic ad-buying tools, including real-time bidding, are reshaping mobile advertising.

Here are some of the other key takeaways:

- Display and video will be the fastest-growing mobile ad formats as digital ad dollars quickly shift from desktop to mobile, and ad products improve. US mobile display and mobile video ad revenues will grow at an astonishing CAGR of 96% and 73%, respectively, between 2013 and 2018.
- But search and social media will still account for the largest share of US mobile ad revenue during the forecast period. Search is a strong format on mobile because of its convergence with local-mobile targeting.
- Mobile programmatic ad revenues, including ads sold through real-time bidding (RTB), will account for 43% of US mobile display-related ad revenue in 2018, up from only a 6% share in 2013. But programmatic will still be limited by the lack of robust cookie-based targeting on mobile.
- In-app mobile ads perform much better than mobile web ads, and ad spend will likely follow performance

http://www.businessinsider.com/mobile-video-is-the-growth-area-2014-10 1/4

Anne Nguyen Parker, Assistant Director
U.S. Securities and Exchange Commission
June 10, 2016

MEDIA INSIGHT PROJECT
Associated Press-NORC Center for Public Affairs Research | American Press Institute

celebrities, or style and fashion. Fully 45 percent of these young adults regularly follow five or more "hard news" topics.

Millennials also appear to be drawn into news that they might otherwise have ignored because peers are recommending and contextualizing it for them on social networks, as well as on more private networks such as group texts and instant messaging. Once they encounter news, moreover, nearly 9 in 10 report usually seeing diverse opinions, and three-quarters of those report investigating opinions different than their own.

The data also suggest that social networks are exposing Millennials to more news than they were initially seeking. Overall, just 47 percent who use Facebook say that getting news is a main motivation for visiting, but it has become one of the significant activities they engage in once they are there. Fully 88 percent of Millennials get news from Facebook regularly, for instance, and more than half of them do so daily.

Some people, particularly older Millennials, are more inclined to actively seek news, while others tend to let news find them, but virtually all Millennials employ a blend of both methods, as well as a mix of platforms and activities.

"Social media keeps me more informed than I could be with the other forms of news," said Elese, a 25-year-old in Chicago. "By quickly scrolling through my feed, I can see the major stories going on. If I need to read deeper into it, I can go to a credible source's website."

These are some of the findings of the study, which extends the work from the Media Insight Project's 2014 Personal News Cycle[3] to provide a deeper investigation of the news and information habits of Millennials age 18-34. For this work, researchers combined different research methods, including in-depth interviews in four different cities and a national survey.

Facebook is not the only social network Millennials use for news. On average, those surveyed get news from more than three social media platforms – including YouTube (83 percent), and Instagram (50 percent), and places of active involvement such as Reddit.

While social media plays an enormous role – and for some topics a preeminent one – in how Millennials learn about the world, the research also reveals that this manner of encountering news is not strictly passive or random. People actively navigate and make choices about which sources in their social media feeds they consider to be reliable, and they take other steps of participating in news as well, including posting news stories, commenting on them, liking or favoriting them, and forwarding them to others.

People have always "discovered" news events partly by accident, by word-of-mouth, or by bumping into it while watching TV news or listening to the radio, and then turning to other sources to learn more. Technology, and the facility with which Millennials use it, has made this mix of random and intentional learning far greater.

"Social media has evolved a lot," said Marilu, a 29-year-old in Chicago. "Before, it would be all about you. Now it's about a lot of sharing articles, sharing of videos, sharing of memes. There's a lot of that."

[3] The Media Insight Project. 2014. "The Personal News Cycle." http://www.mediainsight.org/Pages/the-personal-news-cycle.aspx

How Millennials Get News: Inside the Habits of America's First Digital Generation
Page 2

Anne Nguyen Parker, Assistant Director
U.S. Securities and Exchange Commission
June 10, 2016

6/8/2016 The Demographics of Social Media Users | Pew Research Center

(N)

PewResearchCenter

Internet, Science & Tech

AUGUST 19, 2015

MOBILE MESSAGING AND SOCIAL MEDIA 2015

The Demographics of Social Media Users

BY MAEVE DUGGAN (HTTP://WWW.PEWINTERNET.ORG/AUTHOR/MDUGGAN/)

The following analysis discusses the demographic characteristics of each of the five social media platforms in the survey.

Facebook — 72% of adult internet users/62% of entire adult population

Fully 72% of online American adults use Facebook, a proportion unchanged from September 2014. Usage continues to be especially popular among online women, 77% of whom are users. In addition, 82% of online adults ages 18 to 29 use Facebook, along with 79% of those ages 30 to 49, 64% of those ages 50 to 64 and 48% of those 65 and older.

http://www.pewinternet.org/2015/08/19/the-demographics-of-social-media-users/ 1/7

Anne Nguyen Parker, Assistant Director
U.S. Securities and Exchange Commission
June 10, 2016

Facebook and Twitter News Use is on the Rise

% of __ users who get news there

Twitter
Facebook
52%
63%
47
63
2013
2015
2013
2015

Of those who get news from __ in 2015, percent who have kept up with a news event as it was happening

Twitter
59%
Facebook
31

Social Media and News Survey, March 13-15 & 20-22, 2015. Q2, Q4, Q7, Q11.

PEW RESEARCH CENTER

(Z)

Anne Nguyen Parker, Assistant Director
U.S. Securities and Exchange Commission
June 10, 2016

0

Associated Press-NORC Center for Public Affairs Research | American Press Institute

I. OVERVIEW

For years, researchers and social critics have worried that the newest generation of American adults is less interested in news than those who grew up in the pre-digital age.

Much of the concern has come from data that suggest adults age 18-34 – so-called Millennials – do not visit news sites, read print newspapers, watch television news, or seek out news in great numbers. This generation, instead, spends more time on social networks, often on mobile devices. The worry is that Millennials' awareness of the world, as a result, is narrow, their discovery of events is incidental and passive, and that news is just one of many random elements in a social feed.[1]

A new comprehensive study that looks closely at how people learn about the world on these different devices and platforms finds that this newest generation of American adults is anything but "newsless,"[2] passive, or civically uninterested.

Millennials consume news and information in strikingly different ways than previous generations, and their paths to discovery are more nuanced and varied than some may have imagined, according to the new study by the Media Insight Project, a collaboration of the American Press Institute and the Associated Press-NORC Center for Public Affairs Research.

How Millennials get news

Percent of Millennials who...	
Say keeping up with the news is at least somewhat important to them	85%
Get news daily	69%
Regularly follow five or more "hard news" topics	45%
Usually see diverse opinions through social media	86%
Pay for at least one news-specific service, app, or digital subscription	40%

This generation tends not to consume news in discrete sessions or by going directly to news providers. Instead, news and information are woven into an often continuous but mindful way that Millennials connect to the world generally, which mixes news with social connection, problem solving, social action, and entertainment.

Rather than having a narrowing effect on what Millennials know about, however, the data suggest this form of discovery may widen awareness.

Virtually all Millennials, for instance, regularly consume a mix of hard news, lifestyle news, and practical "news you can use," the study finds. Millennials are more likely to report following politics, crime, technology, their local community, and social issues than report following popular culture and

---

[1] These concerns have been raised repeatedly by researchers and authors, including Paula M. Poindexter in *Millennials, News and Social Media: Is News Engagement a Thing of the Past?* (Peter Lang Publishing, 2012); by various work from the Pew Research Center, http://www.poynter.org/news/mediawire/225139/pew-surveys-of-audience-habits-suggest-perilous-future-for-news/; and by political researchers such as Mark Mellman in "The Young and the Newsless," http://thehill.com/opinion/mark-mellman/230946-mark-mellman-the-young-and-the-newsless.

[2] The term appears in Poindexter's book, in Mellman's writing, and is the title of a book by Christina Tangora Schlachter, *Newsless: How the American Media is Destroying Democracy* (CSRL Publishing, 2009).

How Millennials Get News: Inside the Habits of America's First Digital Generation

Page 1

Anne Nguyen Parker, Assistant Director
U.S. Securities and Exchange Commission
June 10, 2016

5/5/2016 Oh, to Be Young, Millennial, and So Wanted by Marketers - The New York Times

P

The New York Times http://nyti.ms/1IrdcB1

MEDIA

Oh, to Be Young, Millennial, and So Wanted by Marketers

By HILARY STOUT JUNE 20, 2015

The makers of Tic Tacs had a problem on their hands.

After 18 months of internal study, they had concluded that the all-important millennial generation might not be content with a mere mint.

No, the millennials wanted entertainment, release from boredom, "emotional rescue."

So this month a new and more amusing Tic Tac is coming to store shelves — the Tic Tac Mixer, which changes flavors as it melts on the tongue. From cherry to cola, for example, or from peach to lemonade.

It's yet another play in the millennial mania that is overtaking all manner of businesses, and seems to be getting more obsessive by the day. Not since the baby boomers came of age has a generation been the target of such fixation.

But this has a 21st-century style of urgency — with 24/7 micropandering, psychographic analysis, a high-priced shadow industry of consultants and study after study. (A few from recent days: how luxury brands can connect with millennials; what millennials think about restaurant loyalty programs; and which emotions most influence the purchasing decisions of millennials. Answer: anxiety and empowerment.)

http://www.nytimes.com/2015/06/21/business/media/marketers-fixation-on-the-millennial-generation.html 1/5

Anne Nguyen Parker, Assistant Director
U.S. Securities and Exchange Commission
June 10, 2016

5/5/2016 Oh, to Be Young, Millennial, and So Wanted by Marketers - The New York Times

All cater to a generation, generally viewed as people born from about 1980 to 2000, whose youngest members aren't even out of their teenage years.

Goldman Sachs has gone as far as to **research** what (older) millennials are naming their babies. GameStop, a leading purveyor of video games, promotes its "insider knowledge" of the generation. Even coffee — an industry that would seem to have the generation in the bag — is frothing.

"The reality is that Gen M-ers drink more specialty coffee than any other generation," wrote Heather Ward, a research analyst. "As specialty coffee professionals, how do we make sure we are giving them the attention they need?" she continued in a **paper** prepared for the Specialty Coffee Association of America.

But some analysts and consumers have begun to ask, what about the rest of us? After all, the millennial generation has less wealth and more debt than other generations did at the same age, thanks to student loans and the lingering effects of the deep recession. Though millennials are hailed as the first generation of "digital natives," the over-40 (and 50 and 60) sets have become pretty adept when it comes to smartphones and other devices.

Still, this most coveted generation is huge — about 80 million strong in the United States, larger than any other demographic group. And it recently crossed a milestone: As of March there are more millennials in the American work force than Generation Xers or baby boomers, according to the Pew Research Center. The consulting firm Accenture estimates that millennials will spend $1.4 trillion annually by 2020, and they are expected to inherit about $30 billion in the coming years.

"Why you're seeing the fervor now is just where millennials are headed — out from the younger part of their life stage to where they're in their first profession, they're getting married, having children and influencing more spending," said Christine Barton, a senior partner and managing director at the Boston Consulting Group.

http://www.nytimes.com/2015/06/21/business/media/marketers-fixation-on-the-millennial-generation.html 2/5

Anne Nguyen Parker, Assistant Director
U.S. Securities and Exchange Commission
June 10, 2016

5/5/2016 Oh, to Be Young, Millennial, and So Wanted by Marketers - The New York Times

As a result, businesses are terrified that if they don't snare them now, they'll miss the chance.

Last month, Whole Foods revealed that it would open a line of grocery stores "geared to millennial shoppers," with a "curated selection," "streamlined design" and "innovative technology."

Not to mention lower prices.

The news media reported the development earnestly. But some people noted that better deals on quality produce might have a cross-generational appeal.

Robyn Bolton, a partner at Innosight, a consulting firm, responded in a post on the Harvard Business Review website questioning the generational theme.

Whole Foods, she wrote, appeared to be saying that "Gen X and baby boomer shoppers are fine with or even prefer old, cluttered stores that sell a confusing array of stuff at high prices."

Ravi Dhar, the director of the Center for Customer Insights at the Yale School of Management, said the attributes that businesses were ascribing to millennials — including a dependence on technology — applied to the population as a whole.

"How people shop and consume information, that's really changing beyond the millennials," he said.

This month, the market research firm Forrester issued a report titled: "The Kids Are Overrated: Don't Worry About the Millennials."

It noted that consumers in their 20s were overwhelmed with educational debt and that those baby boomers were more affluent and bigger spenders, unhip though they may be.

http://www.nytimes.com/2015/06/21/business/media/marketers-fixation-on-the-millennial-generation.html 3/5

Anne Nguyen Parker, Assistant Director
U.S. Securities and Exchange Commission
June 10, 2016

5/5/2016 Oh, to Be Young, Millennial, and So Wanted by Marketers - The New York Times

"While some businesses must target millennials because of the nature of their products, most do not need to," the report said. "When such companies do pine for twenty-somethings, they resemble the desperation of a nerdy teenager who, smitten with a prom queen, forlornly asks, 'Why doesn't she love me back?' "

Last month, Brittany Nicole Miller celebrated her 29th birthday. Her age makes her the target of much of the corporate affection, a fact that she says she has experienced "ad nauseam."

Ms. Miller, who is also known as Piper, is divorced and works as a massage therapist and a model. She lives with two male roommates (who are not a couple) in a rented townhome in Danville, Calif., in the East Bay. She used Twitter to complain to Sprint when she had a problem with her phone (it worked), and she likes to buy vintage clothes and accessories.

In some ways, she is a stereotypical millennial; in others, she is not.

"It can be a little overboard, the generalizing," she said.

The Republican National Committee took the generalizing to a mockable extreme in last year's elections with an ad featuring a bearded hipster wearing glasses, bemoaning government regulation, a spot that was **roundly parodied** by the British comedian John Oliver with his own bearded, glasses-wearing hipster.

Jason Dorsey, who at 36 considers himself among the older millennials, founded the Center for Generational Kinetics in Austin, Tex., five years ago and is often invited to speak about his generation at conferences and events. The center, which advises corporate clients in many industries, focuses its research efforts on "generational context," he said, "not generational silos."

Really, he and others say, millennials, especially their dependence on technology, are probably just a leading indicator of where life is headed for

http://www.nytimes.com/2015/06/21/business/media/marketers-fixation-on-the-millennial-generation.html 4/5

Anne Nguyen Parker, Assistant Director
U.S. Securities and Exchange Commission
June 10, 2016

5/5/2016 Oh, to Be Young, Millennial, and So Wanted by Marketers - The New York Times

everyone.

"Being able to text message with a company we found is something every generation wanted to do even though we assumed it was just millennials," he said.

"Definitely we want to be inclusive of millennials, " he added, "but we don't want to forget the people who brought us to the dance."

A version of this article appears in print on June 21, 2015, on page A1 of the New York edition with the headline: Oh, to Be Young, Millennial, and So Wanted by Marketers.

© 2016 The New York Times Company

http://www.nytimes.com/2015/06/21/business/media/marketers-fixation-on-the-millennial-generation.html 5/5

Anne Nguyen Parker, Assistant Director
U.S. Securities and Exchange Commission
June 10, 2016

5/5/2016 Article or Ad? When It Comes to Native, No One Knows

Q

Contently

fig. 11 Publisher Creditbility

Do you think that a news site loses credibility if it publishes sponsored content from a brand?
Yes
No
38%
62%

While much of the debate in the media echo chamber focuses on correct labeling as the key to earning consumers' trust and disclosing native ads properly, it doesn't appear that consumers actually have a preference.

https://contently.com/strategist/2015/09/08/article-or-ad-when-it-comes-to-native-no-one-knows/ 12/16

Anne Nguyen Parker, Assistant Director
U.S. Securities and Exchange Commission
June 10, 2016

Ⓡ

	Weekly		Monthly	
New York Times	$ 3.75	$ 8.75	$ 15.00	$ 35.00
Average			$ 25.00	
WSJ			$ 29.00	
USA Today			$ 9.95	
San Jose Mercury News			$ 10.00	
Boston Globe			$ 15.96	
LA Times			$ 15.96	
Newyork Post			$ 12.00	
Daily News			$ 2.08	
Newsday			$ 14.99	
The Washington Post			$ 10.00	
Source: Newspaper Websites; Feb 10 2016		AVERAGE:	$ 14.49

Anne Nguyen Parker, Assistant Director
U.S. Securities and Exchange Commission
June 10, 2016

Associated Press-NORC Center for Public Affairs Research | American Press Institute

The study also found evidence contradicting the idea that load times are a critical factor in influencing the behavior of this digital native generation. Only a minority of Millennials say they gave up on web content because it didn't load fast enough. Just 9 percent say they do so frequently. Another 25 percent say it happens fairly often. The majority (65 percent) say it happens not that often or almost never.

V. HOW MILLENNIALS USE AND CONTROL SOCIAL MEDIA

By taking a deep look into the information habits of Millennials, the study also sheds more detailed light on how Millennials are using social media.

Social networks are an extraordinarily important part of Millennials' digital lives, in part because social networks have become much more than a way to connect about personal matters.

At the same time, we heard in various ways that people increasingly want to take more control over social media, manage their time there, and improve the quality of what they see. Various people expressed a sense of frustration, particularly with Facebook, for having too much information, taking up too much of their time, and containing too much content that wasn't trustworthy or worthwhile.

"I don't like to go on Facebook anymore, but, I mean, I still do it," said Sam, age 19 in San Francisco.

MILLENNIALS USE A VARIETY OF SOCIAL NETWORKS FOR NEWS AND INFORMATION, ESPECIALLY FACEBOOK

The survey measured the use of seven different social networks as pathways to news and information. That analysis provides a landscape view of social media and news. One striking finding is that every one of these social networks, to greater or lesser degrees, are now news platforms.

Fully 88 percent of those surveyed get news from Facebook at least occasionally, 83 percent from YouTube, and 50 percent from Instagram.

Sizable minorities of Millennials also report getting news from Pinterest (36 percent), Twitter (33 percent), Reddit (23 percent), and Tumblr (21 percent). And while these numbers are smaller, they represent quite large percentages of those who use these social media platforms at all.

For all that, the omnipresence of Facebook stands out. Fully 57 percent of Millennials who get news from Facebook do so at least once a day (including 44 percent who say at least several times a day).

That is roughly double the number using YouTube (29 percent) or Instagram (26 percent) on a daily basis to get news and information, the next most popular social networks for doing so.

Far fewer report getting news on a daily basis from Twitter (13 percent), Pinterest (10 percent), Reddit (8 percent), or Tumblr (7 percent).

People who describe themselves as active news and information seekers are more likely to use certain social networks for news. In particular, these more active news seekers are more likely to use Reddit (13 percent vs. 4 percent) and somewhat more likely to use YouTube (33 percent vs. 26 percent) at least once a day than those who say they mostly bump into news.

How Millennials Get News: Inside the Habits of America's First Digital Generation

Page 25

Anne Nguyen Parker, Assistant Director
U.S. Securities and Exchange Commission
June 10, 2016

Associated Press-NORC Center for Public Affairs Research | American Press Institute

Facebook dominates as a social media platform for news and information

Percent using social media network for news
100
90
80
70
60
50
40
30
20
10
0
Facebook
YouTube
Instagram
Twitter
Pinterest
Reddit
Tumblr
Daily
Occassionally

Question: How often, if at all, do you get news and information from each of the following?

Although Facebook is popular among all adults under age 35, younger Millennials are even more likely to use a mix of social networks for news than older members of this generation. The average 18-to-21-year-old uses 3.7 social networks out of seven platforms asked about in the survey. For the average older Millennial age 30-34, that decreases to 2.9.

Stevie, age 19 from Oakland, has deleted his Facebook entirely in favor of other platforms, though he acknowledges that he may be missing out on some of his social network as a result. "I shouldn't have [deleted it] because a lot of older people still use it; college students, and all my college friends still have it, but I deleted it because I felt like I had too many things. I stopped using it because there are other things to use."

WHILE SOCIAL NETWORKS MAY BE A PLACE THAT PEOPLE BUMP INTO NEWS, MANY MILLENNIALS ENGAGE MORE ACTIVELY WITH THE NEWS ONCE THERE

The survey asked the 91 percent of Millennials who report using Facebook for any reason about their behavior there. Seven in 10 click on and regularly read or watch news stories or headlines posted by other people. They also participate in news in ways that are not entirely possible in more traditional platforms. Six in 10, for instance, say they regularly "like" a posted news story, headline, or link. Nearly half, 42 percent, say they regularly post or share news content to Facebook themselves, and 34 percent say they regularly comment on news stories, headlines, or links. Only 11 percent of Facebook users say they do not do any of these things.

The data also suggest that Facebook may be increasing news awareness and consumption in ways that even its users do not anticipate or intend. A good deal of this news consumption is unexpected, or serendipitous. For instance, while 7 in 10 regularly click on news stories on Facebook, less than half (47 percent) of Millennials using Facebook say that hunting for interesting articles is one of the main reasons they use the platform.

The more common motivations for turning to Facebook, these users say, are social. Fully 76 percent of these Facebook Millennials cite seeing what their friends are talking about and what's happening in

How Millennials Get News: Inside the Habits of America's First Digital Generation Page 26

Anne Nguyen Parker, Assistant Director
U.S. Securities and Exchange Commission
June 10, 2016

5/26/2016 Consumers Can't Tell Native Ads From Editorial Content 01/04/2016

Ⓣ

PublishersDAILY (/publications/publishers-daily/)

Consumers Can't Tell Native Ads From Editorial Content

by Erik Sass (/publications/author/1080/erik-sass/) @eriksass1 (http://www.twitter.com/eriksass1), December 31, 2015, 2:19 PM

Disclosure Position
H1a & H1b
Ad Recognition
H2
Disclosure Language

Consumers have difficulty distinguishing between native advertising and editorial content, according to a new study (http://www.tandfonline.com/doi/full/10.1080/00913367.2015.1115380) by researchers at Grady College in Georgia, published in the December issue of the *Journal of Advertising* (http://www.tandfonline.com/doi/full/10.1080/00913367.2015.1115380).

The study, titled "Going Native: Effects of Disclosure Position and Language on the Recognition and Evaluation of Online Native Advertising," investigated how consumers react to the size and placement of native ad disclosure statements in online news articles.

In the first experiment, the researchers asked subjects to read online content with two stories, one editorial and one presenting native advertising. They displayed 12 different versions of the ad, with varying types of disclosure labels ("advertising," "sponsored by," "brand voice," and "presented by"), as well as different positions for the disclosure label including at the top, middle, and bottom of the page.

The subjects were made to read the native ad first, followed by the real news story, then asked to distinguish which was which.

Overall, only 17 out of 242 subjects -- under 8% -- were able to identify native advertising as a paid marketing message in this experiment. The experiment also revealed that consumers are seven times more likely to identify paid content as a

http://www.mediapost.com/publications/article/265789/consumers-cant-tell-native-ads-from-editorial-con.html 1/5

Anne Nguyen Parker, Assistant Director
U.S. Securities and Exchange Commission
June 10, 2016

Contently

fig. 5 Sponsor Identification

Please note the chart below shows the percentage of consumers who can identify the advertisers responsible for this advertisement. To get the percentage of consumers who cannot, please substract the percentage from 100%.

Which one of the following brands sponsored this advertisement?

Total that correctly identified sponsoring brand
100%
75%
50%
25%
0%
88%
86%
83%
82%
82%
67%
63%
Citi / Forbes
MiracleGro / BuzzFeed
Chevron / NYT
Raymond James / ATL
Whole Foods / Fortune
Mercedes / WSJ
Four Loko / Onion

CONTENTLY SEPT 16TH, 2015 THE PROBLEMS FACING NATIVE ADVERTISING, IN 5 CHARTS

(1)

Anne Nguyen Parker, Assistant Director
U.S. Securities and Exchange Commission
June 10, 2016

Page 1 of 1

Clickthrough Rate (CTR) for US Facebook Ads, by Ad Type, Q2 2014-Q1 2015
based on impressions served by Kinetic Social

	Q2 2014	Q3 2014	Q4 2014	Q1 2015
Video	1.60%	1.56%	2.13%	3.35%
Photo	0.51%	1.12%	1.91%	0.98%
Link	0.29%	0.65%	0.47%	0.39%
External URL ad	0.03%	0.11%	0.08%	0.15%
Other	0.42%	0.34%	1.03%	-

Note: represents activity on the Kinetic Social platform, broader industry metrics may vary; includes desktop and mobile impressions
Source: Kinetic Social, "Q1 2015 Social Trends Report," April 10, 2015

185330 www.eMarketer.com

file:///C:/Users/Geoff%20Campbell/Desktop/Newsbeat%20Social/Research/Research%20fo... 5/4/2016

Anne Nguyen Parker, Assistant Director
U.S. Securities and Exchange Commission
June 10, 2016

Social Trends Report - Facebook

KINETIC

CLICK THROUGH RATES

FACEBOOK CTR BY AD TYPE

4.0%
3.0%
2.0%
1.0%
0.0%
2014 Q1
2014 Q2
2014 Q3
2014 Q4
2015 Q1
Photo
Video
Link
External URL Ad

CTR is highest for Video, followed by Photos. Video CTR continues to prove its value, up 57% over last quarter.

FACEBOOK CTR BY PLACEMENT

4.0%
3.0%
2.0%
1.0%
0.0%
2014 Q1
2014 Q2
2014 Q3
2014 Q4
2015 Q1
Desktop
Mobile

CTR continues to soar on mobile. This is one of the reasons we see budgets being pushed to mobile.

FACEBOOK CTR BY VERTICAL

5.0%
4.0%
3.0%
2.0%
1.0%
0.0%
2014 Q1
2014 Q2
2014 Q3
2014 Q4
2015 Q1
CPG
Financial Services/ Insurance
Education
Retail
Travel
Other

Travel CTR is up 98% over last quarter. CPG and Retail campaign click through rates are nearly tied for 2nd place.

www.kineticsocial.com

hello@kineticsocial.com

Anne Nguyen Parker, Assistant Director
U.S. Securities and Exchange Commission
June 10, 2016

Page 72 of 72

Exhibit B

Date	Lifetime Total Likes	Daily New Likes	Daily Unlikes	Daily Page Engaged Users	Weekly Page Engaged Users	28 Days Page Engaged Users	Daily Total Reach	Weekly Total Reach	28 Days Total Reach

	Lifetime: The total number of people who have liked your Page. (Unique Users)	Daily: The number of new people who have liked your Page (Unique Users)	Daily: The number of Unlikes of your Page (Unique Users)	Daily: The number of people who engaged with your Page. Engagement includes any click or story created. (Unique Users)	Weekly: The number of people who engaged with your Page. Engagement includes any click or story created. (Unique Users)	28 Days: The number of people who engaged with your Page. Engagement includes any click or story created. (Unique Users)	Daily: The number of people who have seen any content associated with your Page. (Unique Users)	Weekly: The number of people who have seen any content associated with your Page. (Unique Users)	28 Days: The number of people who have seen any content associated with your Page. (Unique Users)
12/1/2014	2120244	2414	140	266234	1575588	6036021	3916648	15924441	49868479
12/2/2014	2122554	2477	142	252678	1507759	5921304	3234800	15235370	48771052
12/3/2014	2124950	2580	139	266582	1481377	5839444	3335387	15044622	47829195
12/4/2014	2127508	2714	177	254531	1478747	5763689	3231923	15052657	46971399
12/5/2014	2130551	3140	146	292206	1508252	5693022	3586106	15341931	46158988
12/6/2014	2134063	3647	130	273378	1522190	5645089	3648602	15516916	45548704
12/7/2014	2137645	3720	116	258846	1544407	5620368	3907407	15796690	45084458
12/8/2014	2141175	3763	137	287266	1567724	5617341	4090833	15922837	44639263
12/9/2014	2143816	2779	174	224186	1543507	5581232	3252324	16055652	44145701
12/10/2014	2145129	1464	157	91960	1399408	5458333	2378475	15445201	43515645
12/11/2014	2146474	1480	134	86699	1263106	5304176	2195612	14925191	42756004
12/12/2014	2148403	2014	155	117946	1129430	5149342	2603636	14468850	41988044
12/13/2014	2150587	2264	166	134152	1015823	4985797	3083511	14180897	41061583
12/14/2014	2152881	2470	150	124944	899550	4848077	3555487	13907381	40418089
12/15/2014	2155216	2460	148	134031	763641	4719431	3764774	13741150	39957970
12/16/2014	2157608	2569	179	139672	693792	4591189	3503414	13773856	39486399
12/17/2014	2160106	2707	177	196374	794917	4499130	3183758	14356172	39168140
12/18/2014	2162986	2967	160	253765	940002	4465952	3525543	15103804	38874510
12/19/2014	2165657	2799	172	251270	1051198	4410900	3091400	15416184	38396181
12/20/2014	2168275	2807	177	230891	1133168	4355069	3028183	15383992	37967961
12/21/2014	2170879	2737	157	208079	1196300	4302422	2922669	14962330	37525845
12/22/2014	2173359	2741	240	233163	1264776	4258017	3378951	14563110	37240069
12/23/2014	2175762	2493	173	213784	1305328	4185925	2912882	13860646	36739528
12/24/2014	2178146	2641	231	190899	1304367	4137572	2831248	13375963	36530291
12/25/2014	2180476	2545	226	201076	1268951	4111875	3063154	13027495	36526123
12/26/2014	2183045	2666	148	193358	1235178	4095640	3068108	13103182	36561550
12/27/2014	2185483	2641	175	188616	1197859	4053504	2696326	13088617	36354373
12/28/2014	2187839	2504	166	182830	1176303	4012412	2944436	13112985	36084062
12/29/2014	2190127	2414	174	182427	1144232	3963021	3034888	12958144	35725460
12/30/2014	2192344	2555	279	234120	1164217	3950878	3274572	13219695	35687525
12/31/2014	2195098	2997	212	236746	1198904	3934825	3712520	13841629	35,765,381

Date	Lifetime Total Likes	Daily New Likes	Daily Unlikes	Daily Page Engaged Users	Weekly Page Engaged Users	28 Days Page Engaged Users	Daily Total Reach	Weekly Total Reach	28 Days Total Reach

	Lifetime: The total number of people who have liked your Page. (Unique Users)	Daily: The number of new people who have liked your Page (Unique Users)	Daily: The number of Unlikes of your Page (Unique Users)	Daily: The number of people who engaged with your Page. Engagement includes any click or story created. (Unique Users)	Weekly: The number of people who engaged with your Page. Engagement includes any click or story created. (Unique Users)	28 Days: The number of people who engaged with your Page. Engagement includes any click or story created. (Unique Users)	Daily: The number of people who have seen any content associated with your Page. (Unique Users)	Weekly: The number of people who have seen any content associated with your Page. (Unique Users)	28 Days: The number of people who have seen any content associated with your Page. (Unique Users)
12/1/2015	2736417	2357	702	311130	1624084	6855958	3,589,659	14,607,242	52,659,272
12/2/2015	2737531	2464	700	350785	1631175	6701874	4,646,631	15,240,177	52,242,955
12/3/2015	2740469	3076	671	691693	1987938	6788614	7,447,908	17,954,860	52,705,997
12/4/2015	2743264	3397	740	759078	2435661	7090206	7,470,961	20,849,094	54,091,165
12/5/2015	2745420	3159	850	665851	2753444	7404991	6,995,627	23,117,397	55,765,915
12/6/2015	2747616	2807	794	625960	3106031	7711095	6,800,710	25,630,258	57,817,002
12/7/2015	2749539	2566	611	527451	3418862	7973237	5,627,976	27,961,618	59,591,896
12/8/2015	2751250	2373	550	472039	3581118	8131756	5,461,233	29,532,057	60,893,943
12/9/2015	2752589	1842	530	367949	3595236	8147840	3,980,504	29,444,106	61,351,428
12/10/2015	2754001	1789	409	256860	3210745	8143343	3,554,537	27,358,195	61,704,061
12/11/2015	2755255	1684	413	226437	2722541	8046172	3,611,216	25,171,671	61,699,030
12/12/2015	2756730	1850	418	252832	2339818	7764149	3,768,341	22,953,978	60,666,364
12/13/2015	2758098	1725	368	226515	1959437	7532645	3,875,081	20,641,667	59,954,378
12/14/2015	2759251	1578	415	238087	1660614	7222990	3,722,232	18,619,404	57,982,499
12/15/2015	2760380	1512	392	239322	1446689	6892871	3,566,492	17,295,458	55,046,193
12/16/2015	2761292	1328	406	235844	1335666	6670559	3,402,366	16,710,573	53,012,288
12/17/2015	2737075	1440	366	269108	1327359	6535672	3,530,280	16,423,302	51,752,314
12/18/2015	2764305	2350	411	407141	1456611	6568608	4,452,785	16,531,959	51,769,737
12/19/2015	2766520	2538	419	388876	1578825	6628504	4,892,022	17,209,912	52,353,433
12/20/2015	2768127	1961	335	293207	1645113	6690941	4,259,621	17,482,129	53,052,695
12/21/2015	2770588	2819	428	377541	1761828	6792096	4,097,050	17,587,541	53,426,580
12/22/2015	2773311	3197	448	411228	1907045	6910334	5,050,123	18,036,932	54,000,309
12/23/2015	2775691	2855	451	432272	2043289	6963799	5,750,899	19,537,648	55,139,316
12/24/2015	2777523	2270	448	393653	2120481	6989926	4,446,688	19,913,940	55,264,501
12/25/2015	2780311	3164	414	435527	2163983	7064443	4,870,937	20,443,601	56,091,295
12/26/2015	2783288	3334	397	478390	2226308	7147020	5,063,227	20,831,722	56,913,174
12/27/2015	2786039	3103	381	370928	2301754	7246248	4,955,088	21,234,096	58,005,817
12/28/2015	2787982	2291	373	318641	2283906	7332245	4,238,672	21,465,571	58,727,539
12/29/2015	2791254	3690	468	541771	2368921	7481681	5,409,418	21,839,525	32,601,595
12/30/2015	2793694	2892	492	492351	2392202	7363093	5,330,066	21,299,082	59,540,404
12/31/2015	2795560	2494	492	402499	2388965	7067345	4,968,552	21,441,414	58,098,827